FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

April 7, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

1.	Underwriting Agreement dated March 26, 2008

2.	Special Warrant Indenture dated March 26, 2008

EXHIBIT 1

UNDERWRITING AGREEMENT

March 26, 2008

Exeter Resource Corporation

999 West Hastings Street

Suite 1260

Vancouver, BC V6C 2W2

Attention:	Yale Simpson, Chairman

Canaccord Capital Corporation (“Canaccord”), BMO Nesbitt Burns Inc. (“BMO”), National Bank Financial Inc., Dundee Securities Corp. and Haywood Securities Inc. (each, an “Underwriter”, and collectively the “Underwriters”) hereby severally, in respect of the percentages set forth in section 6.1 of this Agreement, and not jointly, offer to purchase from Exeter Resource Corporation (the “Corporation”) upon and subject to the terms hereof, an aggregate of (7,780,000 special warrants (the “Special Warrants”) at a price of $4.50 per Special Warrant (the “Offering Price”). The offering of the Special Warrants by the Corporation will be done on a private placement basis, as described in this Agreement and will be referred to herein as the “Offering”.

The Special Warrants will automatically convert into common shares in the capital of the Corporation (the “Shares”) without any additional consideration payable by the holders thereof, on the date which is the earlier of: (a) one business day after the date on which the Corporation obtains a receipt for a final short form prospectus by or on behalf of the securities regulatory authorities of the Qualifying Jurisdictions (as defined herein), qualifying the distribution of the Shares upon conversion of the Special Warrants; and (b) four months plus one day after the closing of the Offering (the “Closing Date”). Notwithstanding the foregoing, the Special Warrants may not be converted into Shares earlier than on the date which is 41 days after the Closing Date.

The net proceeds of the Offering shall be used by the Corporation to fund the current work programs on the Corporation’s Cerro Moro and Caspiche projects and for general corporate purposes.

The Underwriters and the Corporation acknowledge that the schedules hereto form part of this Agreement.

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to Canaccord, for and on behalf of all of the Underwriters, a cash fee (the “Underwriters Fee”) in an amount equal to 6.5% of the gross proceeds received by the Corporation from the issue and sale of the Special Warrants and will issue to Canaccord that number of non-transferable warrants (“Warrants”) equal to 6.5% of the aggregate number of Special Warrants sold pursuant to the Offering.

The Offering shall take place in the Qualifying Jurisdictions (as hereinafter defined) and in the United States. In connection with the Offering in the Qualifying Jurisdictions, Purchasers resident in or otherwise subject to or bound by the Applicable Securities Laws of a Qualifying Jurisdiction will purchase Special Warrants under one or more private placement exemptions so that the purchases of the Special Warrants will be exempt from the prospectus or similar requirements of the Applicable Securities Laws. The Underwriters will notify the Corporation with respect to the identity of each Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements under Applicable Securities Laws relating to the sale of the Special Warrants to each such Purchaser.

Offers and sales of Special Warrants in the United States or to, or for the benefit or account of, any U.S. Persons or persons in the United States shall be made only on a private placement basis in accordance with United States federal and state securities laws and the provisions of Schedule “A” to this Agreement. The Underwriters and the Corporation understand that although this Agreement is presented on behalf of the Underwriters as purchasers, all Special Warrants sold to persons in the United States or to, or for the benefit or account of, any U.S. Persons or persons in the United States, if any, shall be sold to such persons as substituted purchasers (“U.S. Substituted Purchasers”), by the Corporation, in accordance with Schedule “A” hereto. To the extent that U.S. Substituted Purchasers purchase Special Warrants on the Closing Date, the obligations of the Underwriters to do so shall be reduced by the number of Special Warrants purchased from the Corporation by such U.S. Substituted Purchasers. The Offering may also take place in such other jurisdictions as may be agreed upon by the Corporation and the Underwriters. The Underwriters further understand that the Corporation will prepare and file a Preliminary Prospectus and all necessary documentation relating thereto and will take all additional steps to qualify the Shares issuable on conversion of the Special Warrants in each of the Qualifying Jurisdictions.

The additional terms and conditions of this underwriting agreement (the “Agreement”) are set forth below.

1.	DEFINITIONS
1.1	In this Agreement, including any schedules forming a part of this Agreement:
(a)	“Accredited Investor” means a Purchaser who qualifies as an “accredited investor” pursuant to National Instrument 45-106 Prospectus and Registration Exemptions;
(b)

“Acts” means the Securities Act (British Columbia) and the equivalent securities regulatory legislation of the Qualifying Jurisdictions and “Act” means the Securities Act (British Columbia) or equivalent securities regulatory legislation of a specified Qualifying Jurisdiction;

(c)	“AMEX” means the American Stock Exchange;
(d)

“Applicable Securities Laws” means, in respect of the Offering, collectively the Acts and Regulations having application and the rules, policies, instruments, notices and orders issued by the applicable Regulatory Authorities having application;

(e)	“Beneficiaries ” has the meaning given to that term in section 9.4;
(f)	“Business Day” means a day, other than a Saturday or Sunday, on which the commercial banks in the City of Vancouver are open for regular transaction of business;
(g)	“Claim” has the meaning given to that term in section 9.1;
(h)	“Closing ”, “Closing Date” and “Time of Closing” have the meanings given to those terms in section 8.1 and section 8.2;
(i)	“Closing Materials” has the meaning given to that term in subsection 4.1(n)(vii) hereto;

(j)	“Comfort Letter” has the meaning given to that term in subsection 4.1(m)(i) hereto;
(k)

“Commissions ” means the securities regulatory bodies (other than stock exchanges) of the Qualifying Jurisdictions and “Commission” means the securities regulatory body of a specified Qualifying Jurisdiction;

(l)	“Common Shares” means the class of shares of the Corporation designated as common shares without par value;
(m)	“Continuous Disclosure Materials” has the meaning given to that term in subsection 3.1(b) hereto;
(n)	“Corporation ” means Exeter Resource Corporation;
(o)	“Corporation’s Financial Statements” has the meaning given to that term in subsection 3.1(q) hereto;
(p)	“distribution ” (or “distribute” as derived therefrom) has the meaning given to that term in the Securities Act (British Columbia);
(q)	“Exchanges ” means collectively the TSX-V, the AMEX and the Regulated Unofficial Market of the Frankfurt Stock Exchange;
(r)

“Final Prospectus” means the final short form prospectus of the Corporation filed with the Commissions for the purpose of qualifying the distribution of the Shares, including all documents incorporated therein by reference;

(s)	“Indemnified Parties” has the meaning given to that term in subsection 9.1 hereto;
(t)	“Lead Underwriters” means Canaccord and BMO;
(u)	“Legal Opinions” has the meaning given to that term in subsection 4.1(n)(iii) hereto;
(v)	“material change” has the meaning given to that term in the Securities Act (British Columbia);
(w)	“Material Contracts” has the meaning given to that term in subsection 3.1(v) hereto;
(x)	“material fact” has the meaning given to that term in the Securities Act (British Columbia);
(y)	“misrepresentation ” has the meaning given to that term in the Securities Act (British Columbia);
(z)	“NI 45-106” means National Instrument 45-106 – Prospectus and Registration Exemptions;
(aa)	“Offering ” means the offer and sale of the Special Warrants pursuant to the terms and conditions of this Agreement;
(bb)	“Offering Price” means $4.50 per Special Warrant;

(cc)	“Officers’ Certificate” has the meaning given to that term in subsection 4.1(n)(vi) hereto;
(dd)

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation to be filed with the Commissions for the purpose of qualifying the distribution of the Shares, including any amendments thereto and all documents incorporated therein by reference;

(ee)	“Principals ” has the meaning given to that term in subsection 3.1(r)(i) hereto;
(ff)	“Private Placement” means the offering and sale of the Special Warrants pursuant to the terms and conditions of this Agreement;
(gg)	“Private Placement Exemption” means (i) the “accredited investor” exemption under section 2.3 of NI 45-106 and/or (ii) British Columbia Instrument 72-503;
(hh)	“Prospectuses ” means collectively the Preliminary Prospectus and the Final Prospectus;
(ii)	“Purchaser ” means a person that subscribes for and purchases any of the Special Warrants under the Private Placement and includes the Substituted Purchasers;
(jj)

“Qualifying Jurisdictions” means the provinces of British Columbia, Alberta, Ontario and New Brunswick being those Canadian jurisdictions in which the Special Warrants will be offered or sold pursuant to the Offering, and “Qualifying Jurisdiction” means any one of them;

(kk)	“Regulations ” means the securities rules or regulations proclaimed under the Acts and “Regulation” means the securities rules or regulations proclaimed under a specified Act;
(ll)	“Regulatory Authorities” means collectively the Commissions and the Exchanges;
(mm)	“Shares” means the Common Shares of the Corporation issuable upon the conversion of the Special Warrants;
(nn)	“Shareholders ” has the meaning given to that term in subsection 3.1(r)(i);
(oo)

“Subscription Agreement” means, collectively, the subscription agreements in the form agreed to between the Corporation and the Underwriters to be entered into between the Substituted Purchasers and the Corporation in respect of the Offering;

(pp)	“Subsidiaries ” means the companies identified as such in Schedule “B” hereto;
(qq)	“Substituted Purchasers” has the meaning given to such term in Section 2.2 and includes U.S. Substituted Purchasers;
(rr)	“Supplementary Material” has the meaning given to that term in section 2.11(b) hereto;
(ss)	“trade” has the meaning given to that term in the Securities Act (British Columbia);
(tt)	“TSX-V” means the TSX Venture Exchange;

(uu)	“Underwriters ” has the meaning given to that term on page 1 of this Agreement and “Underwriter” means any one of them;
(vv)	“Underwriters’ Expenses” has the meaning given to that term in section 5.2;
(ww)	“Underwriters’ Fee” has the meaning given to that term in subsection 2.11;
(xx)	“United States” has the meaning given to that term in Schedule “A” hereto;
(yy)	“U.S. Person” has the meaning given to that term in Schedule “A” hereto;
(zz)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;
(aaa)	“U.S. Substituted Purchasers” has the meaning given to that term on page 2 of this Agreement;
(bbb)	“Warrants ” has the meaning given to that term in subsection 2.11; and
(ccc)	“Warrant Shares” means the Common Shares issuable upon exercise of the Warrants.

All references to dollar figures in this Agreement are to Canadian dollars.

1.2	Certain terms applicable solely to Schedule “A” are defined in Schedule “A”.
2.	NATURE OF THE TRANSACTION
2.1

Subject to the terms and conditions of this Agreement, the Corporation agrees to sell to the Underwriters and the Underwriters agree to purchase at the Time of Closing on the Closing Date all, but not less than all, of the Special Warrants.

2.2

The Corporation understands that although the offer to purchase the Special Warrants is being made by the Underwriters as Purchaser, the Underwriters will endeavour to arrange for substituted purchasers (collectively, the “Substituted Purchasers”) for the Special Warrants, subject to acceptance by the Corporation, acting reasonably, of the Subscription Agreements. The Underwriters acknowledge that the Underwriters are obligated to purchase or cause to be purchased all of the Special Warrants and that such obligation is not subject to the Underwriters being able to arrange for Substituted Purchasers.

2.3

Each Purchaser shall purchase Special Warrants under a Private Placement Exemption. The Underwriters will notify the Corporation with respect to the identity of any Purchaser as soon as practicable and with a view to leaving sufficient time to allow the Corporation to secure compliance with all relevant regulatory requirements of the applicable jurisdiction of the Substituted Purchasers, relating to the sale of the Special Warrants. The Underwriters undertake to use commercially reasonable best efforts to cause Purchasers to complete any forms required by Applicable Securities Laws if so required.

2.4

The Corporation understands and agrees that the Underwriters may arrange for Purchasers of the Special Warrants in jurisdictions other than Canada and the United States, on a private placement basis, provided that the purchase of such Special Warrants does not contravene the securities laws of the jurisdiction where the Purchaser is resident and provided that such sale does not trigger (i) any obligation to prepare and file a prospectus or similar disclosure document, or (ii) any registration or other obligation on the part of the Corporation including, but not limited, to any continuing obligation in that jurisdiction.

2.5

The certificates representing the Special Warrants delivered at Closing to Purchasers shall contain such restrictive legends as set forth in the Subscription Agreements as applicable to (i) Canadian Purchasers and other Purchasers outside the United States and (ii) United States Purchasers, respectively.

2.6	The certificates representing the Warrants shall contain the legends set forth in the certificate representing the Warrants.
2.7

Following the Closing Date, the Corporation will prepare and file the Preliminary Prospectus in the Qualifying Jurisdictions and will use its best efforts to obtain decision documents from the Commissions for both the Preliminary Prospectus and Final Prospectus qualifying the distribution of the Shares to be issued upon conversion of the Special Warrants as soon as possible, and in any event by the date which is 41 days after the Closing Date. In addition, the Corporation will take all steps necessary to ensure that the Prospectuses contain full, true and plain disclosure of all material facts relating to the Corporation, its business and the securities described herein. The Prospectuses shall be in form and substance satisfactory to the Underwriters and in compliance with applicable securities laws of the Qualifying Jurisdictions.

2.8

It will use its commercially reasonable efforts to resolve promptly all comments received or deficiencies raised by the Commissions and to file and obtain a decision document for the Final Prospectus in the Qualifying Jurisdictions as soon as possible after such regulatory comments and deficiencies have been resolved.

2.9

In the event that a decision document is not received from the Commissions for the Final Prospectus by the date which is 41 days after the Closing Date, each Special Warrant will be convertible into 1.1 Shares.

2.10

Prior to the filing of the Preliminary Prospectus and the Final Prospectus, the Corporation shall allow the Underwriters and their counsel to participate fully in the preparation of, and to approve the form of, the Preliminary Prospectus and the Final Prospectus.

2.11

The Corporation agrees to pay to the Underwriters upon completion of the Offering a fee (the “Underwriters’ Fee”) equal to 6.5% of the gross proceeds of the Offering and will issue to Canaccord that number of non-transferable warrants (the “Warrants”) equal to 6.5% of the aggregate number of Special Warrants sold pursuant to the Offering. Each Warrant will be exercisable for a period of 12 months from the Closing Date at the Offering Price. The Underwriters Fee is payable and the Warrants are issuable at the Time of Closing, in consideration of the services to be rendered by the Underwriters in connection with the Offering, which services shall include:

(a)	acting as underwriters of the Offering including agreeing to find Substituted Purchasers for and/or purchase the Special Warrants;
(b)

assisting in the preparation of the Preliminary Prospectus and the Final Prospectus together with any documents supplemental thereto or any amending or supplementary prospectus or other supplemental documents or any similar document (collectively, the “Supplementary Material”) required to be filed under the legislation of the Qualifying Jurisdictions and performing administrative work in connection with these matters;

(c)	advising the Corporation with respect to the Offering;
(d)	locating Substituted Purchasers for the Special Warrants; and
(e)	all other services arising out of the agreement resulting from the Corporation’s acceptance of this Agreement.
2.12	Special Warrants may also be distributed:
(a)

to U.S. Substituted Purchasers, provided that no offers or sales may be made in the United States or to, or for the benefit or account of, any U.S. Person or person in the United States, except as provided in Schedule “A” hereto, and the terms and conditions and representations, warranties and covenants of the parties contained in Schedule “A” hereto are hereby incorporated by reference. Subject to the foregoing, the Underwriters will not directly sell or distribute any Special Warrants in the United States or to, or for the benefit or account of, any U.S. Person or person in the United States, but may arrange for U.S. Substituted Purchasers for the Special Warrants that are persons in the United States or U.S. Persons through their respective U.S. registered broker-dealer affiliates as contemplated by Schedule “A” hereto, the provisions of which are agreed to by the Corporation and the Underwriters. The Underwriters shall cause similar undertakings to be contained in any agreements among selling firms, if any, and the U.S. broker-dealer affiliates; and

(b)

in such other jurisdictions as the Corporation and the Underwriters may agree, provided the distribution of Special Warrants in such other jurisdictions are completed in accordance with the applicable laws of such other jurisdictions.

2.13

The Corporation agrees that the Underwriters will be permitted to appoint other registered dealers (or other dealers duly licensed in their respective jurisdictions) as their agents to assist in the Offering and that the Underwriters may determine the remuneration payable to such other dealers appointed by them provided that no additional remuneration is payable by the Corporation. Such remuneration shall be payable by the Underwriters. The Underwriters shall use their commercially best efforts to ensure that such other dealers, if any, comply with the terms of this Agreement as applicable to the Underwriters.

2.14

Each Underwriter covenants, represents and warrants to the Corporation that it will comply with the rules and policies of the Exchanges and with the Applicable Securities Laws of each Qualifying Jurisdiction, the United States or any other jurisdiction in which it acts as Underwriter of the Corporation in connection with the Offering.

3.	REPRESENTATIONS AND WARRANTIES
3.1	The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in entering into this Agreement, that:
(a)	the Corporation and each of the Subsidiaries is a duly incorporated company in good standing under the laws of its jurisdiction of incorporation;
(b)	all documents previously published or filed by the Corporation with the Regulatory Authorities (the “Continuous Disclosure Materials”) contain no untrue statement of a material fact as at the date thereof nor do they omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made and were prepared in accordance with and comply with Applicable Securities Laws in the Qualifying Jurisdictions, other than as subsequently corrected and published or filed by the Corporation;

(c)

the Corporation’s direct or indirect percentage ownership of the shares of the Subsidiaries is correctly disclosed in Schedule “B” to this Agreement, and all such shares are legally and beneficially owned by the Corporation or, in the case of shares held through Subsidiaries, by such Subsidiaries, free and clear of all liens, charges and encumbrances of any kind whatsoever;

(d)

the Corporation is a reporting issuer or the equivalent in each of British Columbia and Alberta, and the Corporation is not in default of any of the requirements of the Applicable Securities Laws of such jurisdictions;

(e)

the Corporation meets the general eligibility requirements for use of a short form prospectus under National Instrument 44-101 Short Form Prospectus Distributions of the Canadian securities administrators;

(f)	the Common Shares are listed for trading on the Exchanges and the Corporation is not in default of any of the listing requirements of the Exchanges applicable to the Corporation;
(g)

the authorized capital of the Corporation consists of 100,000,000 Common Shares, of which 41,268,762 Common Shares were issued and outstanding as the date hereof as fully paid and non-assessable Common Shares in the capital of the Corporation;

(h)

except as disclosed in Schedule “C”, there are no, nor will there be immediately prior to the Time of Closing, outstanding options, agreements or rights of any kind whatsoever to acquire any Common Shares of the Corporation;

(i)

upon their issuance the Shares will be validly issued and outstanding as fully paid and non-assessable Common Shares registered in the names of the Underwriters or as directed by the Underwriters, as the case may be, or a permitted transferee thereof, free and clear of all voting restrictions, resale or trade restrictions (except control person restrictions and restrictions contemplated by Schedule “A” hereto and in the Subscription Agreements) and liens, charges or encumbrances of any kind whatsoever under Canadian law;

(j)

the Shares will on the date of issue be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, as in effect on the date hereof, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, within the meaning of the Income Tax Act (Canada);

(k)

to the best of its knowledge, all of the material transactions of the Corporation and each of the Subsidiaries have been promptly and properly recorded or filed in or with their respective books or records and their respective minute books contain, in all material respects all of their material transactions, all records of the meetings and proceedings of their directors, shareholders and other committees, if any, since their respective incorporations;

(l)

the Corporation and each Subsidiary has the corporate power and capacity to own the assets owned by it and to carry on the business carried on by it, and the Corporation and each of the Subsidiaries hold all licences and permits that are required for carrying on their respective businesses in the manner in which such businesses have been carried on and is duly qualified to carry on business in all jurisdictions in which it carries on business;

(m)

the Corporation and each of the Subsidiaries have good title to their respective assets, free and clear of all liens, charges and encumbrances of any kind whatsoever save and except as disclosed in the Continuous Disclosure Materials;

(n)

all interests in natural resource properties and surface rights for exploration and exploitation, as applicable, overlying those properties of the Corporation or the Subsidiaries, except as disclosed in the Continuous Disclosure Materials, are owned or held by the Corporation or such Subsidiaries as owner thereof with good title; are in good standing; and are valid and enforceable and free and clear of any liens, charges or encumbrances and no royalty is payable in respect of any of them. No other material property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ businesses as they are currently being conducted, and, except for any restrictions that may be imposed by the laws and regulations applicable in the jurisdictions where the resource properties are located, there are no restrictions on the ability of the Corporation or the Subsidiaries to use or otherwise exploit any such property rights, and the Corporation does not know of any claim or basis for a claim that may adversely affect such rights in any respect;

(o)

neither the Corporation nor the Subsidiaries have any responsibility or obligation to pay or have paid on their behalf any material commission, royalty or similar payment to any person with respect to their property rights as of the Closing Date, except as disclosed in the Continuous Disclosure Materials;

(p)

the Corporation and each of the Subsidiaries are in compliance in all respects with all material terms and provisions of all contracts, agreements, indentures, leases, policies, instruments and licences that are material to the conduct of their respective businesses and all such contracts, agreements, indentures, leases, policies, instruments and licences are valid and binding in accordance with their terms and in full force and effect, and no breach or default by the Corporation or the Subsidiaries or event which, with notice or lapse or both, could constitute a material breach or material default by the Corporation or the Subsidiaries, exists with respect thereto;

(q)

the consolidated audited financial statements of the Corporation for its fiscal years ended December 31, 2006 and December 31, 2005 and the unaudited interim consolidated financial statements of the Corporation for the nine month period ended September 30, 2007 (collectively, the “Corporation’s Financial Statements”) are true and correct in every material respect and present fairly and accurately the financial position and results of the operations of the Corporation on a consolidated basis for the periods then ended and the Corporation’s Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis;

(r)

the books and records of the Corporation and each of the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded; and except as disclosed in the Corporation’s Financial Statements:

(i)

neither the Corporation nor any of the Subsidiaries is indebted to any of its directors or officers (collectively the “Principals”), other than on account of director’s fees, management fees or expenses accrued but not paid, or to any of its shareholders (the “Shareholders”);

(ii)	except for possible advances for expenses, none of the Principals or Shareholders is indebted or under obligation to the Corporation or to any of the Subsidiaries, on any account whatsoever; and
(iii)	the Corporation has not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation whatsoever other than of a Subsidiary;
(s)

there are no material liabilities of the Corporation or of the Subsidiaries, whether direct, indirect, absolute, contingent or otherwise which are not disclosed or reflected in the Corporation’s Financial Statements except those incurred in the ordinary course of their respective businesses since September 30, 2007;

(t)

since September 30, 2007, and excluding expenditures in the ordinary course of business, there has not been any adverse material change of any kind whatsoever in the financial position or condition of the Corporation or of any of the Subsidiaries or any damage, loss or other change of any kind whatsoever in circumstances materially affecting their respective businesses or assets, taken as a whole, or the right or capacity of any of them to carry on their respective businesses, such businesses having been carried on in the ordinary course;

(u)

the directors and officers of the Corporation and their compensation arrangements with the Corporation, whether as directors or officers of, or as independent contractors or consultants to, the Corporation are as disclosed in the Continuous Disclosure Materials to the extent such disclosure is required under Applicable Securities Laws, and, except as disclosed therein, there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever affecting the Corporation;

(v)

all contracts and agreements material to the Corporation other than those entered into in the ordinary course of its business as presently conducted and taken as a whole (collectively the “Material Contracts”) have been disclosed to the Underwriters;

(w)

other than the 2006 corporate tax returns currently being prepared for filing, all tax returns, reports, elections, remittances and payments of the Corporation, and the Subsidiaries required by law to have been filed or made, have been filed or made (as the case may be) and are substantially true, complete and correct and all taxes owing of the Corporation and all material amounts of taxes owing by the Subsidiaries as at September 30, 2007 have been paid or accrued in the Corporation’s Financial Statements;

(x)

the Corporation and the Subsidiaries, have been assessed for all applicable taxes to and including the Corporation’s fiscal year ended December 31, 2005 and have received all appropriate refunds, have made adequate provision for taxes payable for all subsequent periods and the Corporation is not aware of any material contingent tax liability of the Corporation or of any Subsidiary;

(y)

there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding or pending, or threatened against or affecting the Corporation, or the Subsidiaries, or their respective directors, officers or promoters, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board, bureau or agency of any kind whatsoever and there is no basis therefor;

(z)

neither the Corporation nor any of the Subsidiaries has been in violation of, in connection with the ownership, use, maintenance or operation of its property and assets, any applicable federal, provincial, state, municipal or local laws, by-laws, regulations, orders, policies, permits, licences, certificates or approvals having the force of law, domestic or foreign, relating to environmental, health or safety matters or hazardous or toxic substances or wastes, pollutants or contaminants (collectively in this Section, “environmental laws”). Without limiting the generality of the foregoing:

(i)

the Corporation and each of the Subsidiaries has occupied its properties and has received, handled, used, stored, treated, shipped and disposed of all pollutants, contaminants, hazardous or toxic materials, controlled or dangerous substances or wastes in compliance with all applicable environmental laws and has received all material permits, licenses or other approvals required of them under applicable environmental laws to conduct their respective businesses; and

(ii)

there are no orders, rulings or directives issued against the Corporation or any of the Subsidiaries, and to the best of the Corporation’s knowledge, there are no orders, rulings or directives pending or threatened against the Corporation or any of the Subsidiaries under or pursuant to any environmental laws requiring any work, repairs, construction or capital expenditures with respect to any property or assets of the Corporation or any of the Subsidiaries;

(aa)

no notice with respect to any of the matters referred to in the immediately preceding paragraph, including any alleged violations by the Corporation or any of the Subsidiaries with respect thereto has been received by the Corporation or any of the Subsidiaries, and no writ, injunction, order or judgement is outstanding, and no legal proceeding under or pursuant to any environmental laws or relating to the ownership, use, maintenance or operation of the property and assets of the Corporation or any of the Subsidiaries is in progress, or to the best of Corporation’s knowledge pending or threatened and to the best of the Corporation’s knowledge there are no grounds or conditions which exist, on or under any property now or previously owned, operated or leased by the Corporation or any of the Subsidiaries, on which any such legal proceeding might be commenced with any reasonable likelihood of success or with the passage of time, or the giving of notice or both, would give rise;

(bb)

the Corporation, the Subsidiaries and their respective directors, officers and promoters are not in breach of any law, ordinance, statute, regulation, by-law, order or decree of any kind whatsoever where non-compliance could have an adverse effect on the Corporation;

(cc)

the Corporation has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein; and

(dd)

the execution and delivery of this Agreement, the performance of its obligations under this Agreement and the completion of the transactions contemplated under this Agreement will not conflict with, or result in the breach of or the acceleration of any indebtedness under, or constitute a default under, the constating documents of the Corporation or any indenture, mortgage, agreement, lease, licence or other instrument of any kind whatsoever to which the Corporation or any of the Subsidiaries is a party or by which it is bound, or any judgment or order of any kind whatsoever of any Court or administrative body of any kind whatsoever by which it is bound.

3.2

The representations and warranties of the Corporation contained in this Agreement shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters for a period ending two years after the date of this Agreement.

3.3	Each of the Underwriters represents and warrants to the Corporation, and acknowledges that the Corporation is relying upon such representations and warranties in entering into this Agreement, that:
(a)	the Underwriter is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated, continued or amalgamated;
(b)

the Underwriter is, and will remain so until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfil its obligations hereunder and the Underwriter is, and will remain so until the completion of the Offering, a member in good standing of the TSX-V;

(c)

the Underwriter will procure Substituted Purchasers for the Special Warrants in accordance with Applicable Securities Laws and the laws of any other jurisdictions in which the Special Warrants are sold under the Offering;

(d)	the Underwriter will offer and sell the Special Warrants in accordance with and comply with the requirements set forth in Schedule “A” hereto;
(e)	the Underwriter has good and sufficient right and authority to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein;
(f)

the Underwriter acknowledges and agrees that the Special Warrants, Warrants and the Shares have not been and will not be registered under the U.S. Securities Act or the laws of any state in the United States, and the Warrants may not be exercised in the United States or by, or on behalf or for the account of any U.S. Person or person in the United States, unless the Warrant Shares are registered or an exemption from such registration requirement is available at the time of exercise;

(g)

in connection with the issuance of the Warrants, the Underwriter represents and warrants that (i) it is not a U.S. Person, (ii) it is not acquiring the Warrants on behalf of, or for the account or benefit of, a U.S. Person or person in the United States; (iii) it was not offered the Warrants in the United States and (iv) it did not execute this Agreement in the United States; and

(h)

it is an “accredited investor” as defined under NI 45-106 by virtue of being a company registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer (other than a limited market dealer) and is acquiring the Warrants as principal for its own account and not for the benefit of any other person.

3.4

The representations and warranties of each of the Underwriters contained in this Agreement shall be true at the Time of Closing as though they were made at such time and shall survive the completion of the transactions contemplated under this Agreement.

4.	ADDITIONAL COVENANTS
4.1	The Corporation covenants and agrees with the Underwriters that it shall:
(a)

file with the Exchanges all required documents and pay all required filing fees, and do all things required by the rules and policies of the Exchanges, in order to obtain the requisite acceptance of the Exchanges for the Offering prior to the Closing Date;

(b)	following the Closing Date, prepare and file the Preliminary Prospectus in the Qualifying Jurisdictions;
(c)	use its best efforts to obtain decision documents from the Commissions for both of the Prospectuses by the date which is 41 days after the Closing Date;
(d)

use its commercially reasonable efforts to resolve promptly all comments received or deficiencies raised by the Commissions and file and obtain a decision document for the Final Prospectus in the Qualifying Jurisdictions as soon as possible after such regulatory comments and deficiencies have been resolved;

(e)

in the event that a decision document is not received from the Commissions for the Final Prospectus by the date which is 41 days after the Closing Date, issue 1.1 Shares per Special Warrant upon the conversion of the Special Warrants;

(f)

with respect to the filing of the Prospectuses as contemplated herein, fulfil all legal requirements required to be fulfilled by the Corporation in connection therewith, in each case in form and substance satisfactory to the Underwriters acting reasonably, as evidenced by the Underwriters execution of the certificates attached thereto;

(g)

allow the Underwriters to review the Prospectuses and conduct all due diligence which the Underwriters may reasonably require in order to fulfil their obligations as statutory underwriters and in order to enable them to execute, acting prudently and responsibly, the certificates required to be executed by the Underwriters in such documents, including, without limitation, all corporate and operating records, financial information (including budgets), copies of the financial statements to be incorporated by reference in the Prospectuses and access to key officers of the Corporation, the Corporation’s auditors and authors of technical reports on the Corporation’s material mineral properties;

(h)	during the period prior to the receipt of the decision document for the Final Prospectus, promptly notify the Underwriters in writing of any material change (actual or proposed)

in the business, affairs, operations, assets or liabilities (contingent or otherwise) or capital of the Corporation, taken as a whole, or of any change which is of such a nature as could result in a misrepresentation in either of the Prospectuses or any amendment thereto and:

(i)

the Corporation shall, within any applicable time limitation, comply with all filing and other requirements under the Applicable Securities Laws of the Qualifying Jurisdictions, and with the rules of the Exchanges, applicable to the Corporation as a result of any such change;

(ii)

however, notwithstanding the foregoing, the Corporation shall not file any amendment to the Prospectuses or any other material supplementary to the Prospectuses (all such amendments and material being the “Supplementary Material”) without first obtaining the approval of the Underwriters as to the form and content thereof, which approval shall not be unreasonably withheld and shall be provided on a timely basis;

and, in addition to the foregoing, the Corporation shall, in good faith, discuss with the Underwriters any change in circumstances (actual or proposed) which is of such a nature that there is or ought to be consideration given by the Corporation as to whether notice in writing of such change need be given to the Underwriters pursuant to this subparagraph;

(i)

deliver to the Underwriters duly executed copies of any Supplementary Material required to be filed by the Corporation in accordance with subsection (h)(ii) above and, if any financial or accounting information is contained in any of the Supplementary Material, an additional Comfort Letter to that required by subsection (n)(i) below;

(j)

from time to time and without charge to the Underwriters, deliver to the Underwriters as many copies of each of the Prospectuses and any amendments thereto, if any, as the Underwriters may reasonably request, and such delivery will constitute the Corporation’s consent to the Underwriters use of such documents in connection with the Offering;

(k)

fulfil to the satisfaction of the Underwriters all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by the Corporation to enable the Special Warrants to be distributed in the Qualifying Jurisdictions;

(l)

use its best efforts to maintain its status as a “reporting issuer” or the equivalent not in default in each of the Qualifying Jurisdictions for a period of two years from the date of the receipt for the Final Prospectus;

(m)

use its best efforts to maintain a listing on a recognized Canadian stock exchange and use its best efforts to maintain its listing of its Common Shares on the Exchanges for a period of two years from the Closing Date;

(n)	deliver to the Underwriters and their legal counsel, as applicable:
(i)

at the time of execution of the Final Prospectus by the Underwriters, a comfort letter (the “Comfort Letter”) of the Corporation’s auditors addressed to the Underwriters and to the directors of the Corporation and dated as of the date of the Final Prospectus (with the requisite procedures to be completed by such auditors within two Business Days of the date of the Final Prospectus), in form and content acceptable to the Underwriters, acting reasonably, relating to the verification of the financial information and accounting data contained in the Final Prospectus and to such other matters as the Underwriters may reasonably require;

(ii)

prior to the time of execution of the Final Prospectus by the Underwriters, evidence satisfactory to the Underwriters and Blake, Cassels & Graydon LLP, acting reasonably, that the Shares have been conditionally approved for listing on the Exchanges, subject to satisfaction of certain usual conditions set forth therein;

(iii)

at the Time of Closing, such legal opinions (the “Legal Opinions”) of the Corporation’s Canadian legal counsel, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, with respect to the following matters and such other matters as the Underwriters may reasonably require:

(1)

that the Corporation is a corporation existing under the Business Corporations Act (British Columbia) and has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this Agreement;

(2)	as to the authorized capital of the Corporation;
(3)	as to the issued and outstanding Common Shares of the Corporation;
(4)

that the Corporation has all necessary corporate power, authority and capacity: (i) to execute and deliver this Agreement and perform its obligations under the Agreement; and (ii) to create, issue and sell the Special Warrants;

(5)	that upon conversion of the Special Warrants, the Shares will be validly issued as fully paid and non-assessable;
(6)

that the Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law and that enforceability is subject to the provisions of the Limitation Act (British Columbia);

(7)

that no prospectus for the distribution of the Special Warrants to the Purchasers resident in the Qualifying Jurisdictions and the Warrants to the Underwriters is required and, except as have been obtained, no approval or consent of or filing with any Regulatory Authority, or under the Applicable Securities Laws, is required in order to permit the issuance and sale by the Corporation of the Special Warrants and the issuance of the Warrants, except for the filing with the Regulatory Authorities of a Form 45-106F1 as may be applicable;

(8)

that no prospectus is required and, except as have been obtained or completed, no approval or consent of or filing with any Regulatory Authority, or under the Applicable Securities Laws, is required in order to permit the issuance of the Shares and Warrant Shares, provided the conditions set out in the opinion are satisfied;

(9)	as to the hold periods and resale restrictions applicable to the Special Warrants, Shares, Warrants and Warrant Shares under the Applicable Securities Laws;
(10)	that subject only to the standard listing conditions, the Shares have been conditionally listed on the TSX-V;
(11)

that the execution and delivery of this Agreement, the fulfilment of the terms hereof by the Corporation and the issuance, sale and delivery of the Special Warrants to be issued, delivered and sold by the Corporation at the Time of Closing do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with any of the terms, conditions or provisions of the articles or by-laws of the Corporation or the Business Corporations Act (British Columbia); and

(12)	that Computershare Investor Services Inc. has been duly appointed the transfer agent and registrar for the Common Shares of the Corporation;
(iv)

at the Time of Closing, if any Special Warrants are being sold to U.S. Substituted Purchasers, a legal opinion of Dorsey & Whitney LLP, the Corporation’s U.S. legal counsel, (the “U.S. Legal Opinion”), addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, to the effect that the offer and sale of the Special Warrants to the U.S. Substituted Purchasers, and the issuance of the Shares upon conversion of the Special Warrants, are not required to be registered under the U.S. Securities Act;

(v)

at the Time of Closing, legal opinions of Argentine and Chilean counsel to the Corporation, addressed to the Underwriters and their legal counsel and dated prior to or on the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the Corporation’s title to the Cerro Moro and Don Sixto mineral properties in Argentina (the “Argentine Opinions”) and the Corporation’s Caspiche mineral property in Chile (the “Chilean Opinion”);

(vi)

at the Time of Closing, a certificate (the “Officers’ Certificate”) of the Corporation by its Chief Executive Officer and Chief Financial Officer, addressed to the Underwriters and their legal counsel and dated as of the Closing Date, in form and content acceptable to the Underwriters, acting reasonably, relating to the ownership of the Corporation’s material mineral properties and to the trade and distribution of the Special Warrants, the representations, warranties and covenants made by the Corporation herein and to such other matters as the Underwriters may reasonably require, including without limitation, with respect to the resolutions of the board of the Corporation relating to the Offering and the incumbency and specimen signatures of signing officers;

(vii)

at the Time of Closing, such other materials (the “Closing Materials”) as the Underwriters may reasonably require and as are customary in a transaction of this nature, and the Closing Materials will be addressed to the Underwriters and to such parties as may be reasonably directed by the Underwriters and will be dated as of the Closing Date, or such other date as the Underwriters may reasonably require;

(o)

from and including the date of this Agreement through to and including the Time of Closing, do all such acts and things necessary to ensure that all of the representations and warranties of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement remain true and correct and not do any such act or thing that would render any representation or warranty of the Corporation contained in this Agreement or any certificates or documents delivered by it pursuant to this Agreement untrue or incorrect; and

(p)

during the period commencing on the Closing Date and ending on the date which is 90 days following the Closing Date, not to directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, grant an option or right in respect of, or otherwise dispose of any additional Common Shares or any securities convertible or exchangeable into Common Shares other than pursuant to: (i) the Offering; (ii) the grant or exercise of stock options and other similar issuances to any stock option plan or similar share compensation arrangements in place prior to the Closing Date; and (iii) the issue of Common Shares upon the exercise of convertible securities, warrants or options outstanding prior to the date hereof and disclosed in Schedule “C”, without the prior written consent of Canaccord and BMO, such consent not to be unreasonably withheld.

(q)	use the net proceeds from the sale of the Special Warrants in the manner set out herein.
4.2	Each of the Underwriters covenants and agrees with the Corporation that it shall:
(a)

conduct activities in connection with arranging for Purchasers of the Special Warrants in compliance with all Applicable Securities Laws and the securities laws of the United States and will indemnify the Corporation from all losses incurred by it as a result of a violation by the Underwriter or selling agents retained by it of such securities laws;

(b)	not deliver to any prospective Purchaser any document or material which constitutes an offering memorandum under all Applicable Securities Laws and the securities laws of the United States;
(c)

not solicit offers to purchase or sell the Special Warrants so as to require registration thereof or filing of a prospectus with respect thereto or continuing obligations on the part of the Corporation under the laws of any jurisdiction including, without limitation, the United States or any states thereof, and not solicit offers to purchase or sell the Special

Warrants in any jurisdiction outside of Canada where the solicitation or sale of the Special Warrants would result in any statutory ongoing disclosure requirements in such jurisdiction or any registration requirements in such jurisdiction on the part of the Corporation except for the filing of a notice or report of the solicitation or sale;

(d)

obtain from each Substituted Purchaser an executed Subscription Agreement in the form agreed to by the Corporation and the Underwriter relating to the transactions herein contemplated, together with all documentation as may be necessary in connection with subscriptions for the Special Warrants;

(e)

refrain from any form of general advertising or any form of general solicitation in connection with the Offering in (A) printed media of general and regular circulation or any similar medium, (B) radio, (C) television, or (D) electronic media or conduct any seminar or meeting concerning the offer and sale of the Special Warrants whose attendees have been invited by any form of general solicitation or general advertising, and not make use of any green sheet or other internal marketing document without the written consent of the Corporation, such consent to be promptly considered and not to be unreasonably withheld;

(f)

comply with, and ensure that they and their selling agents and their respective directors, officers, employees and affiliates comply with all Applicable Securities Laws and the securities laws of the United States and the terms and conditions set forth in this Agreement;

(g)

fulfil all legal requirements (including, without limitation, compliance with Applicable Securities Laws) to be fulfilled by it in connection with the Offering in the Qualifying Jurisdictions and in the United States;

(h)

upon being satisfied, acting reasonably, that each of the Prospectuses and any amendments thereto is in a form satisfactory for filing with the Commissions, execute each of the Prospectuses and any amendments thereto, as the case may be, presented to the Underwriters for execution, and the Underwriters will use their commercially reasonable best efforts to assist the Corporation in obtaining the requisite approvals of the Regulatory Authorities in connection with the preparation and filing of such documents; and

(i)

execute all such other documents and materials as may reasonably be required and as are customary in a transaction of this nature, including without limitation the Underwriters Certificate attached as Exhibit A to Schedule “A” to this Agreement.

5.	UNDERWRITERS’ FEES AND EXPENSES
5.1

In consideration of the services to be rendered by the Underwriters to the Corporation under this Agreement, the Corporation agrees to pay to the Underwriters, at the time and in the manner specified in this Agreement, the Underwriters Fee and issue to the Underwriters the Warrants.

5.2

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of, or incidental to, the sale or distribution of the Special Warrants; (ii) the filing of the Prospectuses; (iii) the fees and expenses of the Corporation’s legal counsel; (iv) all costs incurred in connection with the preparation of documentation relating to the Offering; and (v) the reasonable fees and disbursements of the Underwriters’ legal counsel

(collectively the “Underwriters’ Expenses”). All reasonable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefore from the Underwriters and shall be payable whether or not an offering is completed. At the option of Canaccord and BMO, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering. Regardless of whether the transactions contemplated herein are completed or not, the Corporation will pay the Underwriters’ expenses, as described in this section 5.2.

5.3

The Corporation shall be entitled to and shall act on any notice, waiver, extension or other communication given by or on behalf of the Underwriters by the Lead Underwriters and, except to the extent that an Underwriter notifies the Corporation in writing to the contrary, the Underwriters agree that the Lead Underwriters has the authority to bind the Underwriters with respect of all matters covered by this Agreement insofar as such matters relate to the Underwriters.

6.	UNDERWRITING PERCENTAGES
6.1

The obligations of the Underwriters hereunder, including the obligation to purchase Special Warrants shall be several, and not joint, and shall be limited to the percentage of the Special Warrants set out opposite the name of the Underwriters below:

Canaccord Capital Corporation(1)	45%
BMO Nesbitt Burns Inc.(1)	40%
National Bank Financial Inc.	10%
Dundee Securities Corp.	2.5%
Haywood Securities Inc.	2.5%
Note: (1) Joint Bookrunners. Step-up fee of 6.0%.

6.2

In the event that any Underwriter shall fail to purchase its applicable percentage of the Special Warrants, the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Special Warrants which would otherwise have been purchased by that one of the Underwriters which is in default; the Underwriters exercising such right shall purchase such Special Warrants pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the others which are not in default shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Special Warrants or relieve from liability to the Corporation any Underwriter which shall be so in default.

7.	CONDITIONS PRECEDENT
7.1

The following are conditions to the obligations of the Underwriters to complete the transactions contemplated in this Agreement, which conditions may be waived in writing in whole or in part by the Lead Underwriters on behalf of the Underwriters in their sole discretion:

(a)

all actions required to be taken by or on behalf of the Corporation, including without limitation the passing of all requisite resolutions of directors of the Corporation approving the transaction contemplated hereunder, will have been taken so as to obtain the requisite approval of the Exchanges to the Offering and to validly offer, sell and distribute the Special Warrants;

(b)

the Corporation will have made all necessary filings with and obtained all necessary approvals, consents and acceptances of the Regulatory Authorities for the Offering and to permit the Corporation to complete its obligations hereunder;

(c)

the Corporation will have, within the required time set out hereunder, delivered or caused the delivery of the required, Legal Opinions, U.S. Legal Opinion, Argentine Opinions, Chilean Opinion and Officer’s Certificate, together with any bring-downs thereto and other Closing Materials as the Underwriters may reasonably require in form and substance satisfactory to the Underwriters and their counsel, acting reasonably;

(d)

no order ceasing or suspending trading in any securities of the Corporation, or ceasing or suspending trading by the directors, officers or promoters of the Corporation, or any one of them, or prohibiting the trade or distribution of any of the securities referred to herein will have been issued and no proceedings for such purpose will be pending or threatened;

(e)

as of the Time of Closing, there shall be: no reports or information that in accordance with the requirements of Regulatory Authorities in Canada and United States must be made publicly available in connection with the sale of the Special Warrants that have not been made publicly available as required; no contracts, documents or other significant materials required to be filed with Regulatory Authorities in connection with the Offering that have not been filed as required and delivered to the Underwriters; no contracts, documents or other materials that are not described or referred to as required and delivered to the Underwriters;

(f)

the Underwriters shall have received at the Time of Closing, a letter from the transfer agent of the Corporation dated the Closing Date and signed by an authorized officer of such transfer agent confirming the issued capital of the Corporation;

(g)	the Underwriters not having exercised any rights of termination set forth in this Agreement;
(h)

there shall not have occurred since September 30, 2007 any adverse material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and each of the Subsidiaries on a consolidated basis;

(i)

the due diligence conducted by the Underwriters shall not have revealed any adverse material change or adverse material fact in respect of the Corporation not generally known to the public which should have been previously disclosed, and the Underwriters being satisfied, acting reasonably, with the results of their due diligence investigation of the Corporation prior to the Time of Closing;

(j)

the Corporation will have, as of the Time of Closing, complied with all of its material covenants and agreements contained in this Agreement, including without limitation, all requirements for approval for the listing of the Shares on the Exchanges; and

(k)	the representations and warranties of the Corporation contained in this Agreement will be materially true and correct as of the Time of Closing.

8.	CLOSING
8.1	The Corporation and the Underwriters shall cause the Closing to occur on March 26, 2008 or such other date as may be agreed by the Corporation and the Underwriters (the “Closing Date”).
8.2

The closing of the transactions contemplated under this Agreement (the “Closing”) shall be completed at the offices of Fasken Martineau DuMoulin LLP, 550 Burrard Street, Suite 2900, Vancouver, British Columbia, V6C 0A3, legal counsel to the Corporation, at 7:00 a.m. (Vancouver time) on the Closing Date (the “Time of Closing”).

8.3

On the Closing, the Corporation shall issue and deliver to the Underwriters the certificates representing the Special Warrants in the names and denominations reasonably requested by the Underwriters; provided that a separate certificate shall be issued to each U.S. Substituted Purchaser, if any, that is purchasing Special Warrants at the Closing, registered in the name of the U.S. Substituted Purchaser or its nominee.

8.4

If the Corporation has satisfied all of its obligations under this Agreement, on the Closing the Underwriters shall pay to the Corporation the gross proceeds of the sale of the Special Warrants, less the Underwriters’ Fee and Underwriters’ Expenses payable at such time.

9.	INDEMNITY
9.1

The Corporation shall protect, hold harmless and indemnify each of the Underwriters and their respective affiliates and their respective directors, officers, employees, shareholders and agents (as applicable) (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than loss of profits), claims, damages, liabilities, costs and expenses, including, without limitation, all amounts paid to settle actions or satisfy judgments or awards and all reasonable legal fees and expenses on a solicitor and own client basis (collectively, a “Claim”) caused by or arising directly or indirectly by reason of the transactions contemplated in this Agreement including, without limitation:

(a)

any breach by the Corporation of, or default under, any covenant or agreement of the Corporation in this Agreement which has not been waived by the Underwriters under this Agreement or any inaccuracy of any representation, warranty or any other document to be delivered by the Corporation to the Underwriters pursuant hereto or the failure of the Corporation to comply with any of its obligations hereunder or thereunder;

(b)

any information or statement (except any information or statement relating to the Underwriters, or any of them, provided by the Underwriters) contained in any of the Prospectuses being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact (except facts relating to the Underwriters or any of them, provided by the Underwriters) required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(c)

any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority or stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating to the Underwriters, or any of them, provided by the

Underwriters) contained in any of the Prospectuses which operates to prevent or restrict the trading in or the sale or distribution of the Shares;

(d)	the Corporation not complying prior to the completion of the distribution of the Shares with any requirement of any Applicable Securities Laws relating to the Offering;
(e)

any order made by any regulatory authority that trading in or distribution of any of the Corporation’s securities is to cease or be suspended, or that trading by the directors, officers or promoters of the Corporation, or any one of them, shall cease or be suspended, including an order prohibiting the trade or distribution of any of the securities referred to herein;

(f)

the failure or inability of the Corporation to allot, issue and deliver any or all of the certificates representing the Special Warrants in a form and denomination satisfactory to the Underwriters at the time and place as the Underwriters may reasonably require for the completion of the transactions referred to herein; and

(g)

a determination made by any competent authority setting aside the trade or distribution of any of the securities referred to herein, other than as a result of a breach by any of the Underwriters of its covenants herein.

and shall reimburse the Indemnified Parties for all reasonable costs, charges and expenses, as incurred, which any of them may pay or incur in connection with investigating or disputing any Claim or action related thereto including the fees and expenses of legal counsel on a solicitor and own client basis.

This indemnity shall be in addition to any liability which the Corporation may otherwise have.

9.2	The indemnity provided for in section 9.1 shall not apply to the extent that a court of competent jurisdiction, in a final judgment that has become non-appealable, has made the determination that:
(a)

the Indemnified Party has been negligent or dishonest or has committed any fraudulent act or engaged in any wilful misconduct in the course of its performance under this Agreement or has breached any material provision of this Agreement; and

(b)

the expenses, losses, claims, damages or liabilities as to which indemnification is claimed were caused by the negligence, dishonesty, fraud, wilful misconduct or material breach of this agreement referred to in subsection 9.2(a) above.

9.3

If any Claim contemplated by this section 9 is asserted against any of the Indemnified Parties, or if any potential Claim contemplated by this section 9 comes to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as reasonably practicable, of the nature of the Claim (provided that any failure to so notify in respect of any potential Claim shall not affect the liability of the Corporation under this section 9, except to the extent that such delay prejudices the Corporation’s ability to contest such Claim). The Corporation shall, subject to the following, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce the Claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation without the prior written consent of the Indemnified Party. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in its defence but the fees and expenses of that counsel shall be at the expense of the Indemnified Parties unless:

(a)	the Corporation fails to assume the defence of the suit on behalf of the Indemnified Party within thirty days of receiving notice of the suit;
(b)	the employment of that counsel has been authorized in writing by the Corporation; or
(c)

the named parties to the suit (including any added or third parties) including the Corporation and the Indemnified Party has been advised in writing by its outside counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

(in each of the cases set out in subsections 9.2(a), (b) or (c), the Corporation shall not have the right to assume the defence of the suit on behalf of the Indemnified Party, but the Corporation shall be liable to pay the reasonable fees and expenses of separate counsel for all Indemnified Parties and, in addition, of local counsel in each applicable jurisdiction on a solicitor and own client basis). Notwithstanding the foregoing, no settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent shall not be unreasonably withheld.

9.4

The Corporation hereby acknowledges and agrees that, with respect to this section 9, the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents in their respective capacities as such (collectively, the “Beneficiaries”). In this regard, each of the Underwriters shall act as trustee for the Beneficiaries of the covenants of the Corporation under this section 9 with respect to the Beneficiaries and accept these trusts and will hold and enforce those covenants on behalf of the Beneficiaries.

9.5

In order to provide for just and equitable contribution in circumstances in which an indemnity provided in section 9 would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation, as the case may be, shall contribute to the aggregate of all Claims (other than losses of profits in connection with the distribution of the Special Warrants) of the nature contemplated in section 9 and suffered or incurred by the Indemnified Parties in proportions reflective of the relative benefits received by the Corporation and any Indemnified Party, as well as their relative fault and any other relevant equitable considerations, as determined by a court of competent jurisdiction; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriters’ Fee or any portion actually received.

9.6

No party guilty of negligence, wilful misconduct, fraud or fraudulent misrepresentation or breach of any provision of this Agreement shall be entitled to claim indemnification under this section 9 or contribution under section 9.4 from any person who is not guilty of such negligence, wilful misconduct, fraud or fraudulent misrepresentation.

9.7

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties or Corporation may have by statute or otherwise at law provided that section 9.4 shall apply, mutatis mutandis, in respect of that other right.

9.8

The obligations under this section 9 shall apply whether or not the transactions contemplated by this Agreement are completed and shall survive the completion of the transactions contemplated under this Agreement and the termination of this Agreement.

10.	TERMINATION OF AGREEMENT
10.1

In addition to any other remedies which may be available to the Underwriters, this Agreement and any subscriptions for Special Warrants received by the Underwriters may be terminated by the Underwriters upon delivery of written notice from the Lead Underwriters to the Corporation at any time up to the Closing Date if:

(a)

at any time prior to the Closing Time the state of the Canadian or U.S. financial markets is such that, in the sole opinion of such Underwriter, acting reasonably and in good faith, the Special Warrants cannot be profitably marketed;

(b)

there shall have occurred any material change or change in any material fact, or there shall be discovered any previously undisclosed material change or material fact, which, in each case, in the reasonable opinion of the Lead Underwriters, has or would be expected to have a material adverse effect on the market price or value of the Common Shares or the Special Warrants;

(c)

any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order is made by any federal, provincial, state, municipal or other governmental department, Commission, board, bureau, agency or other instrumentality including, without limitation, the Exchanges or any securities regulatory authority involving the Corporation or any of its officers or directors or there is a change of law which in each case in the opinion of the Lead Underwriters, acting reasonably, operates to prevent or restrict the trading of the shares of the Corporation or materially and adversely affects or will materially and adversely affect the market price or value of the shares of the Corporation or the distribution of the Special Warrants, or adversely affects or might reasonably be expected to adversely affect the marketability, market price or value of the Common Shares except for any such inquiry, investigation, proceeding or order based solely on the activities of the Underwriters and not of the Corporation;

(d)

there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence (including, without limitation, an act of terrorism) or any law or regulation which, in the opinion of the Lead Underwriters, adversely affects or involves, or will or could reasonably be expected to adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation and its Subsidiaries, taken as a whole;

(e)	the Corporation is in breach of a material term, condition or covenant of this Agreement or if any representation or warranty given by the Corporation becomes false; or
(f)	there is a failure by the Corporation, or otherwise, of the satisfaction of any of the conditions precedent set out in section 7 of this Agreement.

The right of the Underwriters to terminate this Agreement is in addition to such other remedies any of the Underwriters may have in respect of any default, misrepresentation, act or failure to act of the Corporation in respect of any of the transactions contemplated by this Agreement.

10.2	Any termination under section 10.1 shall be effected by notice in writing to the Corporation at any time prior to the Time of Closing.
10.3	The Corporation shall pay the Underwriters’ Expenses in the event of termination as set out in section 10.1.
11.	GENERAL
11.1

Any notice to be given hereunder shall be in writing and may be given by telecopier or by hand delivery and shall, in the case of notice to the Corporation, be addressed and telecopied or delivered to:

Exeter Resource Corporation

999 West Hastings Street

Suite 1260

Vancouver, British Columbia, V6C 2W2

Attention:     Yale Simpson

Fax No.:          (604) 688-9532

with a copy to:

Fasken Martineau DuMoulin LLP

550 Burrard Street

Suite 2900

Vancouver, British Columbia, V6C 0A3

Attention:     Susan McLeod

Fax No.:         (604) 631-3232

and in the case of the Underwriters, be addressed and telecopied or delivered to:

Canaccord Capital Corporation

Pacific Centre, Suite 2200

609 Granville Street

Vancouver, British Columbia, V7Y 1H2

Attention:     Ali Pejman

Fax No.:         (604) 643-7733

with a copy to:

BMO Nesbitt Burns Inc.

Suite 1700 – 885 West Georgia Street

Vancouver, British Columbia, V7Y 1H2

Attention:     Jamie Rogers

Fax No.:         (604) 443-1408

National Bank Financial Inc.

Suite 3200 – 130 King Street West

Toronto, Ontario, M5X 1J9

Attention:     Bruno Kaiser

Fax No.:         (416) 869-8013

Dundee Securities Corp.

Suite 3424 – 1055 Dunsmuir Street

Vancouver, British Columbia, V7X 1K8

Attention:     Robert Klassen

Fax No.:         (604) 647-0358

Haywood Securities Inc.

Suite 2000-400 Burrard Street

Vancouver, BC V6C 3A6

Attention:     Frank Stronach

Fax No.:         (604) 697-7495

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, P.O. Box 49314

Vancouver, British Columbia V7X 1L3

Attention:     Bob Wooder

Fax No.:         (604) 631-3309

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above. A notice which is hand delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered. A notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

11.2

Time and each of the terms and conditions of this Agreement shall be of the essence of this Agreement and any waiver by the parties of this section 11.2 or any failure by them to exercise any of their rights under this Agreement shall be limited to the particular instance and shall not extend to any other instance or matter in this Agreement or otherwise affect any of their rights or remedies under this Agreement.

11.3

This Agreement constitutes the entire agreement between the parties hereto in respect of the matters referred to herein and there are no representations, warranties, covenants or agreements, expressed or implied, collateral hereto other than as expressly set forth or referred to herein and this Agreement supersedes any previous agreements, arrangements or understandings among the parties, including the engagement letters dated February 8, 2008 and March 6, 2008.

11.4	The headings in this Agreement are for reference only and do not constitute terms of the Agreement.
11.5

The provisions contained in this Agreement which, by their terms, require performance by a party to this Agreement subsequent to the Closing Date of this Agreement, shall survive the Closing Date of this Agreement.

11.6

No alteration, amendment, modification or interpretation of this Agreement or any provision of this Agreement shall be valid and binding upon the parties hereto unless such alteration, amendment, modification or interpretation is in written form executed by the parties directly affected by such alteration, amendment, modification or interpretation.

11.7

The parties hereto shall execute and deliver all such further documents and instruments and do all such acts and things as any party may, either before or after the Closing Date, reasonably require in order to carry out the full intent and meaning of this Agreement.

11.8	This Agreement may not be assigned by any party hereto without the prior written consent of all of the parties hereto.
11.9	This Agreement shall be subject to, governed by, and construed in accordance with the laws of the Province of British Columbia and the Canadian federal laws applicable therein.
11.10	The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.
11.11

This Agreement may be signed by the parties in as many counterparts as may be deemed necessary, each of which so signed shall be deemed to be an original, and all such counterparts together shall constitute one and the same instrument.

[THIS SPACE IS INTENTIONALLY LEFT BLANK]

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying counterparts of this letter and return same to the Underwriters whereupon this letter as so accepted shall constitute an agreement between the Corporation and the Underwriters enforceable in accordance with its terms.

Yours truly,

CANACCORD CAPITAL CORPORATION

Signed “Canaccord Capital Corporation”

Per:

BMO NESBITT BURNS INC.

Signed “BMO Nesbitt Burns Inc.”

Per:

NATIONAL BANK FINANCIAL INC.

Signed “National Bank Financial Inc.”

Per:

DUNDEE SECURITIES CORP.

Signed “Dundee Securities Corp.”

Per:

HAYWOOD SECURITIES INC.

Signed “Haywood Securities Inc.”

Per:

The foregoing is accepted and agreed to on the ___  day of March, 2008, effective as of the date appearing on the first page of this Agreement.

EXETER RESOURCE CORPORATION

Signed “Exeter Resource Corporation”

Per:

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

As used in this Schedule “A”, capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the Agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

“Accredited Investor” means an “accredited investor” as that term is defined in Regulation D, that satisfies (a) one or more of the requirements set forth in Rule 501(a)(1), (2), (3) or (7) of Regulation D or (b) the criteria set forth in Rule 501(a)(8) of Regulation D with the consent of the Corporation, which shall not be unreasonably withheld;

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

“Distribution Compliance Period” means distribution compliance period, as that term is defined by Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means a 40-day period that begins on the later of: (i) the date the Special Warrants are first bona fide offered to the public, or (ii) the Closing Date (and, in the case of one or more closings, the Closing Date that is the last to occur); except that all offers and sales by a Distributor of an unsold allotment of Special Warrants will be deemed to be made during the Distribution Compliance Period;

“Distributor” means a distributor as that term is defined in Regulation S;

“Foreign Issuer” shall have the meaning ascribed thereto in Regulation S;

“General Solicitation or General Advertising” means “general solicitation or general advertising”, as used under Rule 502(c) of Regulation D, including, but not limited to, advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or on the Internet or broadcast over radio, television, or the Internet or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

“Offshore Transaction” means an “offshore transaction” as that term is defined in Regulation S;

“Regulation D” means Regulation D adopted by the SEC under the U.S. Securities Act;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities” means the Special Warrants and Shares issued upon conversion of the Special Warrants;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Affiliate” means an affiliated U.S. registered broker-dealer of an Underwriter and “U.S. Affiliates” means, collectively, the U.S. Affiliates of the Underwriters;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations adopted by the SEC thereunder;

“U.S. Person” means a U.S. person as that term is defined in Regulation S; and

“U.S. Securities Act” means United States Securities Act of 1933, as amended, including the rules and regulations adopted by the SEC thereunder.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE UNDERWRITERS

Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws.

Each Underwriter represents, warrants, covenants and agrees to and with the Corporation that:

1.

It has not offered or sold, and will not offer or sell, at any time any Special Warrants forming part of its allotment or otherwise as a part of its distribution except (a) outside the United States to persons that are not U.S. Persons or purchasing for the account or benefit of U.S. Persons in an Offshore Transaction in compliance with Rule 903 of Regulation S, or (b) on behalf of the Corporation to U.S. Substituted Purchasers in accordance with Rule 506 of Regulation D and/or Section 4(2) of the U.S. Securities Act as provided in paragraphs 2 through 10 below.

Accordingly, except as permitted by the foregoing paragraph, none of it, its U.S. Affiliate or any person acting on its or their behalf has made or will make (i) any offer to sell or any solicitation of any offer to buy, any Securities forming part of its allotment (including Special Warrants or Shares issued upon conversion of such Special Warrants) in the United States or to persons that are U.S. Persons or purchasing for the account or benefit of U.S. Persons, (ii) any sale of Securities forming part of its allotment (including Special Warrants or Shares issued upon conversion of such Special Warrants) to any person unless, at the time the buy order was or will have been originated, the purchaser was outside the United States, or the Underwriter, the affiliate or the person acting on behalf of either of them reasonably believed that the purchaser was outside the United States, or (iii) any Directed Selling Efforts in the United States either during the distribution of the Securities or during the Distribution Compliance Period.

2.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities forming part of its allotment (including Special Warrants or Shares issued upon conversion of such Special Warrants) except with its affiliates, any selling group members or with the prior written consent of the Corporation. It shall require each selling group member to agree, for the benefit of the Corporation, to comply with, and shall use its best efforts to ensure that each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such selling group member.

3.

It will not offer or sell any Special Warrants prior to the expiration of the Distribution Compliance Period (whether or not part of its unsold allotment), except in accordance with the provisions of Rule 903 or Rule 904 of Regulation S, as applicable, or pursuant to an available exemption from the registration requirements of the U.S. Securities Act.

4.

All offers of Special Warrants that have been or will be made by it, any of its affiliates or any person acting on its or their behalf in the United States or to, or for the benefit or account of, any U.S. Person have been or will be made through its U.S. Affiliate in compliance with all applicable U.S. federal and state broker-dealer requirements. Its U.S. Affiliate was and will be, on the dates of such offers and any related sales, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements), and a member in good standing with the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.).

5.

It will send to each Distributor, dealer or other person receiving a selling concession, fee or other remuneration to which it sells Securities during the Distribution Compliance Period a confirmation or other notice setting forth the restrictions on offers and sales of such securities in the United States or to or for the account or benefit of U.S. Persons in compliance with Rule 903(b)(2)(iii) of Regulation S.

6.

None of it, its affiliates, or any person acting on its or their behalf has utilized, and none of such persons will utilize, any form of General Solicitation or General Advertising in connection with the offer or sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons, or has offered or will offer to sell any Special Warrants in any manner involving a public offering in the United States within the meaning of Section 4(2) of the U.S. Securities Act.

7.

Immediately prior to soliciting any offeree that is a U.S. Person, a person in the United States or purchasing for the account or benefit of a U.S. Person, the Underwriter, its U.S. Affiliates and any person acting on its or their behalf had reasonable grounds to believe and did believe that each offeree was an Accredited Investor, and at the time of completion of each sale to a person in the United States or to, or for the benefit or account of, a U.S. Person, the Underwriter, its affiliates, and any person acting on its or their behalf will have reasonable grounds to believe and will believe, that each purchaser designated by such Underwriter or its U.S. Affiliate to purchase Special Warrants from the Corporation as a U.S. Substituted Purchaser is an Accredited Investor.

8.

All purchasers of the Special Warrants in the United States or that are, or are acting for the account or benefit of, any U.S. Person, shall be informed that the Special Warrants have not been and will not be registered under the U.S. Securities Act and that the Special Warrants are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act provided by Rule 506 of Regulation D and/or Section 4(2) of the U.S. Securities Act.

9.

Each purchaser of Special Warrants in the United States or that is, or is acting for the account or benefit of, a U.S. Person, will execute a subscription agreement with the Corporation containing representations, warranties and acknowledgements in substantially the form approved by the Corporation and the Underwriters.

10.	At least 24 hours prior to the Closing Date, it will provide the Corporation with a list of all U.S. Substituted Purchasers.
11.

At Closing, it will either (a), together with its U.S. Affiliate placing Special Warrants in the United States or to, or for the account of, U.S. Persons, provide a certificate, substantially in the form of Exhibit A to this Schedule relating to the manner of the offer and sale of the Special Warrants in the United States and to, or for the account or benefit of, U.S. Persons, or (b) be deemed to represent and warrant to the Corporation that none of it, any of its affiliates or any person acting on its or their behalf has offered or sold any of the Special Warrants in the United States or to, or for the account or benefit of, a U.S. Person.

12.

None of it, any of its affiliates or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Special Warrants.

REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE CORPORATION

The Corporation represents, warrants, covenants and agrees that:

1.

(a) The Corporation is, and at the Closing Date will be, a Foreign Issuer with a Substantial U.S. Market Interest in the Shares; (b) the Corporation is not now, nor on the Closing Date or as a result of the sale of Special Warrants contemplated hereby will it be, registered or required to register as an “investment company” under the United States Investment Company Act of 1940, as amended; and (c) none of the Corporation, any of its affiliates, or any person acting on its or their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has made or will make any Directed Selling Efforts in the United States, has engaged or will engage in any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or has otherwise engaged in any activity involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act in the United States or has taken or will take any action that would cause the exemption from registration afforded by Rule 506 of Regulation D or exclusion from registration afforded by Rule 903 of Regulation S to be unavailable for offers and sales of the Securities, pursuant to this Agreement in the United States or to, or for the account or benefit of, U.S. Persons.

2.

None of the Corporation or any of its affiliates or any persons acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has offered or sold, or will offer or sell, any of the Securities in the United States or to, or for the account or benefit of, U.S. Persons, except for offers and sales of Special Warrants made through the Underwriters and their U.S. Affiliates in compliance with this Schedule.

3.

All offering materials and documents (other than press releases) used in connection with offers and sales of the Securities prior to the expiration of the Distribution Compliance Period include, or will include, statements to the effect that the Securities have not been registered under the U.S. Securities Act and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. Persons, unless an exemption from the registration requirements of the U.S. Securities Act is available. Such statements have appeared, or will appear, (i) on the cover or inside cover page of any material or document; (ii) in the plan of distribution section of any prospectus or offering memorandum; and (iii) in any advertisement made or issued by the Corporation, any of its affiliates or any person acting on its or their behalf (other the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made).

4.

The Corporation has not, within six months before the commencement of the offer and sale of the Special Warrants, and will not within six months after the Closing Date, offer or sell any securities in a manner that would be integrated with the offer and sale of the Special Warrants and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Special Warrants in the United States or to, or for the account or benefit of, U.S. Persons.

5.

None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Underwriters, their respective affiliates, or any person acting on any of their behalf, in respect of which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities.

6.

None of the Corporation or any of its predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D.

7.	The Corporation will, within prescribed time periods, prepare and file any forms or notices required under Regulation D or applicable blue sky laws.

Exhibit A to Schedule “A”

UNDERWRITERS CERTIFICATE

In connection with the private placement in the United States of the Special Warrants of Exeter Resource Corporation (the “Corporation”) pursuant to the Underwriting Agreement dated as of March 26, 2008 among the Corporation and the Underwriters named therein (the “Underwriting Agreement”), each of the undersigned Underwriters and ______________________________, their U.S. Affiliates do hereby certify as follows:

(a)

the Special Warrants have been offered by us in the United States or to, or for the benefit or account of, U.S. Persons, only by the U.S. Affiliate which was on the dates of such offers and any related sales, and is on the date hereof, duly registered as a broker-dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.);

(b)

all offers of Special Warrants by us in the United States or to, or for the benefit or account of, U.S. Persons, were made to persons we had reasonable grounds to believe and did believe were Accredited Investors, and we continue to believe that each purchaser of Special Warrants that we have arranged in the United States or that is, or is acting for the account or benefit of, a U.S. Person, was an Accredited Investor;

(c)

all offers of the Special Warrants by us in the United States or to, or for the benefit or account of, U.S. Persons, on behalf of the Corporation have been effected in accordance with all applicable U.S. federal and state broker-dealer requirements;

(d)

no form of General Solicitation or General Advertising was used in connection with the offer or sale of the Special Warrants in the United States and we did not and will not engage in any Directed Selling Efforts with respect to the Special Warrants during the distribution of the Securities or during the Distribution Compliance Period;

(e)

prior to any sale of Special Warrants in the United States or to, or for the benefit or account of, U.S. Persons, we caused the purchaser to execute a subscription agreement containing representations, warranties and acknowledgements in substantially the form approved by the Corporation; and

(f)

the offering of the Special Warrants in the United States or to, or for the benefit or account of, U.S. Persons, has been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule A thereto.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” thereto) unless otherwise defined herein.

DATED this _____ day of ________________, 2008.

By:	By:

SCHEDULE “B”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction	Percentage Owned (Directly or Indirectly)
Cognito Limited	BVI	100% (direct)
Estelar Resources Limited	BVI	100% (direct)
Sociedad Contractual Minera Eton Chile	Chile	99.998% (direct) and the remaining 0.002% is held by Cecil Bond in trust for the Corporation
Eton Mining Corp.	Chile	100% (direct)

SCHEDULE “C”

OUTSTANDING CONVERTIBLE SECURITIES

EXETER RESOURCE CORPORATION

The Corporation has outstanding incentive options to purchase 7,601,000 Common Shares at prices ranging from $0.405 to $4.37, and warrants to purchase up to 250,000 Common Shares at a price of $3.00 per Common Share. In addition, the Corporation has agreed to issue, subject to shareholder and regulatory approval, 200,000 Common Shares to the Corporation’s Chief Operating Officer as part of a bonus arrangement.

EXHIBIT 2

SPECIAL WARRANT INDENTURE

Providing for the Issue of
up to 7,780,000 Special Warrants

BETWEEN

EXETER RESOURCE CORPORATION

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of March 26, 2008

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	2

1.1	DEFINITIONS	2
1.2	GENDER AND NUMBER	6
1.3	INTERPRETATION NOT AFFECTED BY HEADINGS, ETC.	6
1.4	DAY NOT A BUSINESS DAY	6
1.5	TIME OF THE ESSENCE	6
1.6	CURRENCY	6
1.7	SEVERABILITY	7
1.8	CONFLICTS	7
1.9	MEANING OF "OUTSTANDING" FOR CERTAIN PURPOSES	7
1.10	APPLICABLE LAW	7

ARTICLE 2 ISSUE OF SPECIAL WARRANTS	8

2.1	ISSUE OF SPECIAL WARRANTS	8
2.2	DESCRIPTION OF THE SPECIAL WARRANTS	8
2.3	SPECIAL WARRANT HOLDER NOT A SHAREHOLDER	8
2.4	SPECIAL WARRANTS TO RANK PARI PASSU	8
2.5	FORM OF SPECIAL WARRANTS	9
2.6	SIGNING OF SPECIAL WARRANT CERTIFICATES	9
2.7	CERTIFICATION BY THE WARRANT AGENT	9
2.8	ISSUE IN SUBSTITUTION FOR SPECIAL WARRANT CERTIFICATES LOST, ETC.	9
2.9	EXCHANGE OF SPECIAL WARRANT CERTIFICATES	10
2.10	TRANSFER OF SPECIAL WARRANTS	10
2.11	CHARGES FOR EXCHANGE OR TRANSFER	11
2.12	CANCELLATION OF SURRENDERED SPECIAL WARRANTS	11
2.13	U.S. LEGENDS	11
2.14	CERTAIN TRANSFERS	12
2.15	CANADIAN LEGENDS	12

ARTICLE 3 EXERCISE OF SPECIAL WARRANTS	13

3.1	METHOD OF EXERCISE OF SPECIAL WARRANTS	13
3.2	EFFECT OF EXERCISE OF SPECIAL WARRANTS	14
3.3	PARTIAL EXERCISE OF SPECIAL WARRANTS; FRACTIONS	14
3.4	EXPIRATION OF SPECIAL WARRANTS	15
3.5	ACCOUNTING AND RECORDING	15
3.6	DEEMED EXERCISE	15
3.7	SECURITIES RESTRICTIONS	15

ARTICLE 4 DIVIDEND FUNDS	16

4.1	CONDITIONS TO RELEASE OF DIVIDEND FUNDS AND PROPERTY	16
4.2	ADMINISTRATION OF DIVIDEND FUNDS AND PROPERTY	17

ARTICLE 5 ADJUSTMENT OF NUMBER OF ORDINARY SHARES	17

5.1	ADJUSTMENT OF NUMBER OF COMMON SHARES	17
5.2	ENTITLEMENT TO SHARES ON EXERCISE OF SPECIAL WARRANT	20
5.3	NO ADJUSTMENT FOR STOCK OPTIONS	21
5.4	DETERMINATION BY CORPORATION'S AUDITORS	21
5.5	PROCEEDINGS PRIOR TO ANY ACTION REQUIRING ADJUSTMENT	21
5.6	CERTIFICATE OF ADJUSTMENT	21
5.7	NOTICE OF SPECIAL MATTERS	21
5.8	NO ACTION AFTER NOTICE	21
5.9	PROTECTION OF WARRANT AGENT	22
5.10	OTHER ACTION AFFECTING COMMON SHARES	22

-  ii-

ARTICLE 6 RIGHTS AND COVENANTS OF THE CORPORATION	22

6.1	OPTIONAL PURCHASES BY THE CORPORATION	22
6.2	GENERAL COVENANTS FOR THE BENEFIT OF THE SPECIAL WARRANT HOLDERS	23
6.3	WARRANT AGENT'S REMUNERATION AND EXPENSES	24
6.4	SECURITIES QUALIFICATION REQUIREMENTS	25
6.5	PERFORMANCE OF COVENANTS BY WARRANT AGENT	25

ARTICLE 7 ENFORCEMENT	25

7.1	SUITS BY SPECIAL WARRANT HOLDERS	25
7.2	WAIVER OF DEFAULT	25

ARTICLE 8 MEETINGS OF WARRANT HOLDERS	26

8.1	RIGHT TO CONVENE MEETINGS	26
8.2	NOTICE	26
8.3	CHAIRMAN	26
8.4	QUORUM	26
8.5	POWER TO ADJOURN	27
8.6	SHOW OF HANDS	27
8.7	POLL AND VOTING	27
8.8	REGULATIONS	27
8.9	CORPORATION AND WARRANT AGENT MAY BE REPRESENTED	28
8.10	POWERS EXERCISABLE BY EXTRAORDINARY RESOLUTION	28
8.11	MEANING OF EXTRAORDINARY RESOLUTION	29
8.12	POWERS CUMULATIVE	30
8.13	MINUTES	30
8.14	INSTRUMENTS IN WRITING	30
8.15	BINDING EFFECT OF RESOLUTIONS	30
8.16	HOLDINGS BY CORPORATION DISREGARDED	31

ARTICLE 9 SUPPLEMENTAL INDENTURES	31

9.1	PROVISION FOR SUPPLEMENTAL INDENTURES FOR CERTAIN PURPOSES	31
9.2	SUCCESSOR CORPORATIONS	32

ARTICLE 10 CONCERNING THE WARRANT AGENT	32

10.1	TRUST INDENTURE LEGISLATION	32
10.2	RIGHTS AND DUTIES OF WARRANT AGENT	32
10.3	INDEMNIFICATION	33
10.4	EVIDENCE, EXPERTS AND ADVISERS	33
10.5	ACTIONS BY WARRANT AGENT TO PROTECT INTEREST	34
10.6	WARRANT AGENT NOT REQUIRED TO GIVE SECURITY	34
10.7	PROTECTION OF WARRANT AGENT	34
10.8	REPLACEMENT OF WARRANT AGENT; SUCCESSOR BY MERGER	35
10.9	CONFLICT OF INTEREST	35
10.10	ACCEPTANCE OF TRUST	36
10.11	WARRANT AGENT NOT TO BE APPOINTED RECEIVER	36
10.12	DOCUMENTS, MONEYS, ETC. HELD BY WARRANT AGENT	36
10.13	THIRD PARTY INTERESTS	36
10.14	NOT BOUND TO ACT	36

ARTICLE 11 GENERAL	37

11.1	NOTICE TO THE CORPORATION, THE WARRANT AGENT AND THE UNDERWRITERS	37
11.2	NOTICE TO SPECIAL WARRANT HOLDERS	38
11.3	OWNERSHIP OF SPECIAL WARRANTS	39
11.4	PRIVACY MATTERS	39

-  iii-

11.5	COUNTERPARTS	39
11.6	SATISFACTION AND DISCHARGE OF INDENTURE	40
11.7	PROVISIONS OF INDENTURE AND SPECIAL WARRANTS FOR THE SOLE BENEFIT OF PARTIES AND WARRANT HOLDERS	40
11.8	SPECIAL WARRANTS OWNED BY THE CORPORATION OR ITS SUBSIDIARIES AND AFFILIATES - CERTIFICATE TO BE PROVIDED	40

THIS SPECIAL WARRANT INDENTURE is made as of the 26 day of March, 2008.

BETWEEN:

EXETER RESOURCE CORPORATION, a corporation incorporated under the laws of British Columbia, with its head office in the city of Vancouver, British Columbia (hereinafter referred to as the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada and authorized to carry on business in all Provinces of Canada (hereinafter referred to as the “Warrant Agent”)

WHEREAS:

A.                            the Corporation is proposing to issue up to a maximum of 7,780,000 Special Warrants (as hereinafter defined) in the manner herein set forth;

B.                            the Corporation is duly authorized to create and issue the Special Warrants as herein provided;

C.                            one Special Warrant shall entitle the holder thereof to acquire at no additional cost, (subject to adjustment) one Common Share (as hereinafter defined) upon the terms and conditions herein set forth;

D.                           all acts and deeds necessary have been done and performed to make the Special Warrants, when countersigned by the Warrant Agent and issued as provided in this Indenture (as hereinafter defined) legal, valid and binding upon the Corporation with the benefits and subject to the terms of this Indenture;

E.                           the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Warrant Agent; and

F.                            the Warrant Agent has agreed to act as Warrant Agent on behalf of the Special Warrant holders on the terms and conditions set forth herein.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE  1

INTERPRETATION

1.1	Definitions

In this Indenture, including the recitals and schedules hereto, and in all indentures supplemental hereto:

(a)	“AMEX” means the American Stock Exchange;

(b)

“Applicable Legislation” means the provisions of any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute, relating to trust indentures or to the rights, duties and obligations of warrant agents and of corporations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Indenture;

(c)	“Business Day” means a day which is not Saturday or Sunday or a legal holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario;
(d)

“Canadian Securities Laws” means all applicable securities laws in each of the Designated Provinces in Canada and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, notices, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such provinces and the rules of the TSXV;

(e)	“Closing Date” means March 26, 2008, or such other date as may be agreed to by the Underwriters and the Corporation;
(f)	“Common Shares” means common shares in the capital of the Corporation as presently constituted and “Common Share” means any one of them;
(g)

“Convertible Securities” means securities of the Corporation or any other issuer that are convertible into or exchangeable for or otherwise carry the right to acquire Common Shares, and “Convertible Security” means any one of them;

(h)	“Corporation’s Auditors” means the firm of chartered accountants duly appointed from time to time as auditors of the Corporation;
(i)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent;
(j)	“Current Market Price” at any date, means the weighted average closing price per Common Share:
(i)	on the TSXV, AMEX or such other stock exchange which constitutes the principal trading market (by volume) for the Common Shares;
(ii)	if the Common Shares are not listed on the TSXV or AMEX, on any stock exchange upon which the Common Shares are listed as may be selected for this purpose by the directors, acting reasonably; or
(iii)	if the Common Shares are not listed on any stock exchange, on any over-the-counter market,

during the twenty (20) consecutive Trading Days ending immediately prior to such date (or if there is not a closing price on any such days, the average of the bid and ask prices) or, if the Common Shares are not traded on any recognized market or exchange, as determined by the directors acting reasonably;

(k)	“Designated Provinces” means the provinces of Ontario, Alberta, British Columbia and New Brunswick (and for the purpose of non-Canadian holders of Special Warrants, shall mean the Province of British Columbia) being the provinces of Canada agreed to between the Corporation and the Underwriters where Special Warrants are to be sold;

(l)

“director” means a director of the Corporation for the time being and, unless otherwise specified herein, reference to action “by the directors” means action by the directors of the Corporation as a board or, whenever duly empowered, action by any committee of such board;

(m)	“Dividend Funds” means all cash dividends and other distributions deposited with the Warrant Agent pursuant to subsection 6.2(j);
(n)	“Earliest Exercise Time” means 9:00 a.m. (Vancouver time) on the date that is forty-one (41) days following the Closing Date;
(o)	“Exchange Number” means the number of Common Shares that the Special Warrant Holder is entitled to receive for each Special Warrant held, upon the exercise or deemed exercise of the Special Warrants;
(p)

“Exercise Date” means, with respect to any Special Warrant, the earlier of the date on which the Special Warrant Certificate representing such Special Warrant is surrendered for exercise in accordance with Section 3.1 and the date upon which Special Warrants are deemed to be exercised pursuant to Section 3.6;

(q)	“Expiry Date” means, with respect to any Special Warrant, the date which is the earliest of:
(i)	the first Business Day after the Qualification Date; and
(ii)	four months and one day following the Closing Date;
(r)	“extraordinary resolution” has the meaning set forth in Section 8.11;
(s)	“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;
(t)

“Passport System Decision Document” means: (i) in respect of the British Columbia Securities Commission, the receipt in respect of the Prospectus issued by the British Columbia Securities Commission under NP 11-202; (ii) in respect of the Ontario Securities Commission, the receipt in respect of the Prospectus issued by the British Columbia Securities Commission under NP 11-202 on behalf of the Ontario Securities Commission, or, if the Ontario Securities Commission opts out of the dual review under NP 11-202, the receipt in respect of the Prospectus issued by the Ontario Securities Commission under NP 11-202; and (iii) in respect of the Alberta and New Brunswick Securities Commissions, the deemed receipt in respect of the Prospectus triggered by the issuance of the receipt by the British Columbia Securities Commission under NP 11-202, which definitively evidences that the Common Shares to be issued upon the exercise or deemed exercise of the Special Warrants have been “prospectus qualified” for the purposes of distribution to residents of such Designated Province;

(u)	“person” means an individual, body corporate, partnership, trust, trustee, Warrant Agent, executor, administrator, legal representative or any unincorporated organization;

(v)

“Preliminary Prospectus” means the preliminary short form prospectus to be filed with the Securities Commissions and any amendments or supplements thereto, in respect of the distribution of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants;

(w)	“Property” means all property and securities deposited with the Warrant Agent pursuant to subsection 6.2(j);
(x)

“Prospectus” means the (final) short form prospectus to be filed with the Securities Commissions and any amendments or supplements thereto, in respect of the distribution of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants;

(y)	“Qualification Date” means, in respect of a Designated Province, the later of:
(i)	the date upon which the final Passport System Decision Document has been obtained for the Prospectus from (or on behalf of) the Securities Commissions of each of the Designated Provinces; and
(ii)	the date that is forty-one (41) days following the Closing Date;
(z)

“Qualification Deadline” means 5:00 p.m. (Vancouver time) on the 41st day following the Closing Date or such later date as may be agreed to by the Underwriters and the Corporation with notice to the Warrant Agent;

(aa)	“Qualification Event” means the issuance of the Passport System Decision Document;
(bb)	“Regulation D” means Regulation D promulgated by the SEC under the U.S. Securities Act;
(cc)	“Regulation S” means Regulation S promulgated by the SEC under the U.S. Securities Act;
(dd)

“Restricted Period” means the resale restriction period of four months and one day, commencing on the Closing Date, to which the Special Warrants and underlying Common Shares are subject to the Canadian Securities Laws and the rules of the TSXV;

(ee)	“SEC” means the United States Securities and Exchange Commission;
(ff)	“Securities Commissions” means the securities regulatory authorities in each of the Designated Provinces;
(gg)	“Shareholder” means a holder of record of one or more Common Shares;
(hh)

“Special Warrant Agency” means the principal office of the Warrant Agent in the cities of Vancouver, British Columbia and Toronto, Ontario and/or such other place or places as may be designated in accordance with subsection 3.1(c);

(ii)	“Special Warrant Certificate” means a certificate issued on or after the Closing Date to evidence Special Warrants, substantially in the form of Schedule “A” hereto;

(jj)	“Special Warrant Holders”, “Warrantholders” or “holders” without reference to Common Shares, means the persons who are registered owners of Special Warrants;
(kk)

“Special Warrant Holders’ Request” means an instrument signed in one or more counterparts by Special Warrant Holders holding in the aggregate not less than 25% of the aggregate number of Special Warrants then unexercised and outstanding, requesting the Warrant Agent to take some action or proceeding specified therein;

(ll)

“Special Warrants” means the special warrants issued and certified hereunder and for the time being outstanding, each entitling the registered holder thereof to receive, at no additional cost, upon exercise, and subject to adjustment in certain events, one Common Share;

(mm)

“this Special Warrant Indenture”, “this Indenture”, “herein”, “hereby”, “hereof” and similar expressions mean and refer to this Indenture and any indenture, deed or instrument supplemental hereto; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

(nn)	“Time of Expiry” means 5:00 p.m. (Vancouver time) on the Expiry Date;
(oo)

“Trading Day” means a day on which the TSXV or AMEX (or such other exchange on which the Common Shares are listed and which forms the primary trading market by volume for such shares) is open for the transaction of business and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such Common Shares are traded is open for business;

(pp)	“Warrant Agent” means Computershare Trust Company of Canada in its capacity as Warrant Agent hereunder and any lawful successors or permitted assigns thereto appointed hereunder from time to time;
(qq)	“TSXV” means the TSX Venture Exchange;
(rr)	“Underwriters” means Canaccord Capital Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., Dundee Securities Corp. and Haywood Securities Inc.;
(ss)	“Underwriting Agreement” means the underwriting agreement dated as of March 26, 2008, between the Corporation and the Underwriters relating to the offering of Special Warrants;
(tt)	“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;
(uu)

“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D, that satisfies one or more of the requirements of Rule 501(a)(1), (2), (3), (7) or (8) of Regulation D;

(vv)	“U.S. Person” means U.S. Person as that term is defined in Regulation S;
(ww)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(xx)

“Voting Shares” means shares of the capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of any such event; and

(yy)

“written order of the Corporation”, “written request of the Corporation”, “written consent of the Corporation” and “certificate of the Corporation” mean, respectively, a written order, request, consent and certificate signed in the name of the Corporation by its Chairman, Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer or a Vice-President, and may consist of one or more instruments so executed.

1.2	Gender and Number

Unless herein otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders.

1.3	Interpretation not Affected by Headings, etc.

The division of this Indenture into Articles and Sections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

1.4	Day not a Business Day

In the event that any day on or before which any action is required to be taken hereunder is not a Business Day, then such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day.

1.5	Time of the Essence

Time shall be of the essence of this Indenture and the Special Warrant Certificates.

1.6	Currency

Except as otherwise stated, all dollar amounts herein are expressed in Canadian dollars.

1.7	Severability

In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.8	Conflicts

In the event of any conflict between the provisions of this Indenture and the Special Warrant Certificates, the provisions of this Indenture shall govern.

1.9	Meaning of “outstanding” for Certain Purposes

Every Special Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until the Time of Expiry, or until it shall be surrendered to the Warrant Agent upon the exercise thereof pursuant to Article 3, provided however that:

(a)	a Special Warrant Certificate which has been partially exercised shall be deemed to be outstanding only to the extent of the unexercised part of the Special Warrants evidenced thereby;
(b)

where a Special Warrant Certificate has been issued in substitution for a Special Warrant Certificate which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the number of Special Warrants outstanding; and

(c)

for the purpose of any provision of this Indenture entitling holders of outstanding Special Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Special Warrants owned legally or equitably by the Corporation or any subsidiary of the Corporation shall be disregarded, except that:

(i)

for the purpose of determining whether the Warrant Agent shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Special Warrants of which the Warrant Agent has notice that they are so owned shall be so disregarded; and

(ii)

Special Warrants so owned which have been pledged in good faith other than to the Corporation or any subsidiary of the Corporation shall not be so disregarded if the pledgee shall establish, to the satisfaction of the Corporation, the pledgee’s right to vote the Special Warrants in his discretion free from the control of the Corporation or any subsidiary thereof, as the case may be, and the terms of the pledge of the Corporation as to the right to vote shall govern.

1.10	Applicable Law

This Indenture, the Special Warrants and the Special Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws applicable therein.

ARTICLE  2

ISSUE OF SPECIAL WARRANTS

2.1	Issue of Special Warrants

A total of up to 7,780,000 Special Warrants are hereby created and authorized to be issued at a price of $4.50 for each Special Warrant. Special Warrant Certificates evidencing Special Warrants shall be executed by the Corporation and upon the written direction of the Corporation shall be certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent in accordance with such written direction of the Corporation.

2.2	Description of the Special Warrants
(a)

Each Special Warrant entitles the holder thereof to receive at any time and from time to time from the Earliest Exercise Time and prior to the Time of Expiry, upon exercise, or deemed exercise, in accordance with the terms of the Special Warrants and this Indenture and without payment of additional consideration (subject to adjustment in accordance with Article 5 hereof), one Common Share.

(b)

In the event that the Corporation does not receive a Passport System Decision Document, or in the event that the Special Warrants are exercised by the Special Warrant Holder prior to the Corporation receiving a Passport System Decision Document, the Common Shares issued upon exercise of the Special Warrants shall be subject to the Restricted Period and, in such event, such securities may only be resold in accordance with appropriate exemptions from the prospectus requirements of the Canadian Securities Laws or if appropriate discretionary orders have been obtained.

(c)

In the event of a valid exercise or a deemed exercise of a holder’s Special Warrants, the Warrant Agent shall mail certificates representing the Common Shares to the Special Warrant holder’s last address on record with the Warrant Agent or in such manner as may be directed by such holder.

(d)	No fractional Special Warrants shall be issued or otherwise provided for hereunder.
2.3	Special Warrant Holder not a Shareholder

Except as provided for in subsection 6.2(j), nothing in this Indenture or in the holding of a Special Warrant or Special Warrant Certificate or otherwise, shall, in itself, confer or be construed as conferring upon a Special Warrant Holder any right or interest whatsoever as a Shareholder or as any other security holder of the Corporation, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to receive dividends and other distributions of other security holders.

2.4	Special Warrants to Rank Pari Passu

All Special Warrants shall rank pari passu with all other Special Warrantswhatever may be the actual date of issue of the Special Warrant Certificates that evidence same.

2.5	Form of Special Warrants

The Special Warrant Certificates (including all replacements issued in accordance with this Indenture) shall be issued in registered form only and shall be substantially in the form set out in Schedule “A” hereto, shall include such insertions, deletions, substitutions, variations and legends as may be required or permitted by the terms of this Indenture or as may be required to comply with any law or the rules of any securities exchange, shall be dated as of the Closing Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions.

2.6	Signing of Special Warrant Certificates

The Special Warrant Certificates issued by the Corporation shall be signed by any one of the directors or officers of the Corporation and need not be under the seal of the Corporation. The signatures of any such director or officer may be mechanically reproduced in facsimile and Special Warrant Certificates bearing such facsimile signatures shall be binding upon the Corporation as if they had been manually signed by such director or officer. Notwithstanding that any person whose manual or facsimile signature appears on any Special Warrant Certificate as a director or officer may no longer hold office at the date of such Special Warrant Certificate or at the date of certification or delivery thereof, any Special Warrant Certificate signed as aforesaid shall, subject to Section 2.7, be valid and binding upon the Corporation and the holder thereof shall be entitled to the benefits of this Indenture or the Special Warrant Certificates in question.

2.7	Certification by the Warrant Agent
(a)

The Warrant Agent shall certify Special Warrant Certificates upon the written direction of the Corporation. No Special Warrant Certificate shall be issued or, if issued, shall be valid for any purpose, exercisable or entitle the holder to the benefit hereof until it has been certified by manual signature by or on behalf of the Warrant Agent substantially in the form of the certificate set out in Schedule “A” hereto, and such certification by the Warrant Agent upon any Special Warrant Certificate shall be conclusive evidence as against the Corporation that the Special Warrant Certificate so certified has been duly issued hereunder and that the holder is entitled to the benefits hereof.

(b)

The certification of the Warrant Agent on Special Warrant Certificates issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Special Warrant Certificates (except the due certification thereof by the Warrant Agent) and the Warrant Agent shall in no respect be liable or answerable for the use made of the Special Warrant Certificate or any of them or of the consideration therefor except as otherwise specified herein.

2.8	Issue in Substitution for Special Warrant Certificates Lost, etc.
(a)

If any Special Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and subsection 2.8(b), shall issue and thereupon the Warrant Agent shall certify and deliver, a new Special Warrant Certificate of like tenor and bearing the same legends, if any, as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Special Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Special Warrant Certificate, and the substituted Special Warrant Certificate shall be in a form approved by the Corporation and the Warrant Agent and the Special Warrants evidenced thereby shall be entitled to the benefits hereof and shall rank equally in accordance with its terms with all other Special Warrants issued or to be issued hereunder by the Corporation.

(b)

The applicant for the issue of a new Special Warrant Certificate pursuant to this Section 2.8 shall bear the cost of the issue thereof and in case of loss, destruction or theft, shall, as a condition precedent to the issue thereof, furnish to the Corporation and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Special Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Corporation and to the Warrant Agent, each in their sole discretion, and such applicant shall also be required to furnish an indemnity and a surety bond in amount and form satisfactory to the Corporation and the Warrant Agent, each in their sole discretion, and shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.9	Exchange of Special Warrant Certificates
(a)

Any one or more Special Warrant Certificates representing any number of Special Warrants may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for one or more other Special Warrant Certificates representing the same aggregate number of Special Warrants as represented by the Special Warrant Certificate or Special Warrant Certificates so exchanged. The Corporation shall sign and the Warrant Agent shall countersign all Special Warrant Certificates necessary to carry out exchanges as aforesaid.

(b)

Special Warrant Certificates may be exchanged only at the Special Warrant Agency or at any other place that is designated by the Corporation with the approval of the Warrant Agent. Any Special Warrant Certificate tendered for exchange shall be cancelled and surrendered by the Special Warrant Agency to the Warrant Agent.

2.10	Transfer of Special Warrants

The Corporation shall cause the Warrant Agent to keep at the Special Warrant Agency a register in which shall be entered the names and addresses of the Special Warrant Holders and particulars of the Special Warrants held by them together with details of all transfers of Special Warrants. The register referred to in this Section shall at all reasonable times be open for inspection at the Special Warrant Agency during normal business hours by the Corporation, the Underwriters and the Special Warrant Holders upon written request. The Warrant Agent shall be entitled to rely upon the register to determine provincial residency of Special Warrant Holders.

Special Warrants bearing the legend set forth in Section 2.13 may be offered, sold or otherwise transferred only in the manner set forth in subsection 2.13(b). Special Warrants not bearing the legend set forth in Section 2.13 may not be offered, sold or transferred, directly or indirectly, by a “distributor” (as such term is defined in Regulation S) of the Special Warrants in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States until a date which is forty-one (41) days after the Closing Date.

The Special Warrants may only be transferred on the register kept at the Special Warrant Agency by the Special Warrant Holder or its legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, upon surrendering to the Warrant Agent the Special Warrant Certificates representing the Special Warrants to be transferred and due execution by the Special Warrant Holder and its transferee of the transfer form attached to the Special Warrant Certificates and delivery of same to the Warrant Agent and upon compliance with:

(a)	the conditions herein, including this Section 2.10 and Sections 2.13 and 2.14, if applicable;
(b)	such reasonable requirements as the Warrant Agent may prescribe; and
(c)

all applicable securities legislation and requirements of regulatory authorities as confirmed by the transferor and transferee by their execution of the transfer form attached to the Special Warrant Certificate.

The transferee of any Special Warrant shall be entitled to be entered on the register of holders referred to in this Section 2.10, as the holder of such Special Warrants free from all equities or rights of set-off or counter-claim between the Corporation and the transferor or any previous holder of such Special Warrants, except in respect of equities of which the Corporation is required to take notice by statute or order of a court of competent jurisdiction.

2.11	Charges for Exchange or Transfer

Except as otherwise herein provided, a reasonable charge shall be levied by the Warrant Agent in respect of the exchange of any Special Warrant Certificate or the issue of a new Special Warrant Certificate(s) pursuant hereto provided that the reimbursement of the Warrant Agent or the Corporation for any and all transfer, stamp or similar taxes or other governmental charges required to be paid shall be made by the Special Warrant Holder requesting such transfer or exchange as a condition precedent to such transfer or exchange as described in the attached Schedule “C” hereto.

2.12	Cancellation of Surrendered Special Warrants

All Special Warrant Certificates surrendered pursuant to Sections 2.8, 2.9, 2.10, 3.1, 3.3, 3.6 or 6.1 shall be returned to the Warrant Agent for cancellation, shall be cancelled by the Warrant Agent and, after the expiry of any period of retention prescribed by law, shall be destroyed by the Warrant Agent or delivered to the Corporation if it so requests. Upon request by the Corporation, the Warrant Agent shall furnish to it a destruction certificate identifying the Special Warrant Certificates so destroyed, the number of Special Warrants evidenced thereby, the number of Common Shares delivered pursuant to such Special Warrants and the details of any Special Warrant Certificates issued in substitution or exchange for such Special Warrant Certificates destroyed.

2.13	U.S. Legends
(a)

The Warrant Agent understands and acknowledges that the Special Warrants and the Common Shares issuable upon exercise or deemed exercise of the Special Warrants have not been and shall not be registered under the U.S. Securities Act.

(b)

Each Special Warrant Certificate originally issued to or for the account or benefit of a U.S. Person or a person in the United States, and each certificate issued in exchange therefore or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE

SECURITIES MAY BE OFFERED, SOLD OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C) IN ACCORDANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, PROVIDED THAT THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

Each certificate representing Common Shares issued upon exercise or deemed exercise of any Special Warrants so legended, and each certificate issued in exchange therefor or in substitution thereof, shall bear the legend as set forth above, provided that if at the time the Corporation is a “foreign issuer” as defined in Regulation S under the U.S. Securities Act, the Special Warrants or Common Shares are being sold outside the United States in compliance with the requirements of Rule 904 of Regulation S under the U.S. Securities Act and in compliance with Canadian local laws and regulations, such legend may be removed by the holder thereof providing a declaration to the Warrant Agent to the effect set forth in Schedule “B” (or such other evidence of the availability of an exemption as the Warrant Agent or the Corporation may prescribe from time to time, which may include an opinion of counsel of recognized standing reasonably satisfactory to the Warrant Agent and the Corporation); and provided, further, that if any such securities are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent of an opinion of counsel of recognized standing reasonably satisfactory to the Warrant Agent, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

2.14	Certain Transfers

If a Special Warrant Certificate tendered for transfer bears the legend set forth in subsection 2.13(b) and the holder thereof has not obtained the prior written consent of the Corporation, the Warrant Agent shall not register such transfer unless the Special Warrant Holder complies with the requirements of the said subsection 2.13(b) hereof.

2.15	Canadian Legends

Each Special Warrant Certificate originally issued to every Special Warrant Holder, as well as all certificates issued prior to the earlier of the end of the Restricted Period and the Qualification Date in exchange for or in substitution of the Special Warrant Certificates shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 27, 2008.”

“WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 27, 2008”.

provided that if, at any time, in the opinion of counsel to the Corporation, such legend is no longer necessary or advisable under any Canadian Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend.

ARTICLE  3

EXERCISE OF SPECIAL WARRANTS

3.1	Method of Exercise of Special Warrants
(a)

Subject to Section 3.6, the holder of any Special Warrants may exercise (in whole or in part) the right conferred on such holder to acquire Common Shares by surrendering, at any time and from time to time after the Earliest Exercise Time and prior to the Time of Expiry, to the Special Warrant Agency the Special Warrant Certificate with a duly completed and executed exercise form. Subject to subsection 3.6(b), a Special Warrant Certificate with the duly completed and executed exercise form referred to in this subsection 3.1(a) shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by, in each case, the Warrant Agent at the Special Warrant Agency. If a Special Warrant Holder attempts to exercise the Special Warrants prior to the Earliest Exercise Time, the Warrant Agent shall as soon as reasonably practicable return to the Special Warrant Holder any documents surrendered by the Special Warrant Holder in connection therewith, including the Special Warrant Certificate and exercise form.

(b)

Any exercise form referred to in subsection 3.1(a) shall be signed by the Special Warrant Holder or such Special Warrant Holder’s executors, administrators or other legal representatives or attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent acting reasonably and shall specify:

(i)

the number of Common Shares which the Special Warrant Holder wishes to acquire (being not more than the number of Common Shares which the Special Warrant Holder is entitled to acquire pursuant to the Special Warrant Certificate(s) surrendered);

(ii)	the person or persons in whose name or names the Common Shares to be acquired upon exercise of the Special Warrants are to be issued or transferred;
(iii)	the address or addresses of such persons;

(iv)	the number of Common Shares to be issued or transferred to each such person if more than one person is so specified; and
(v)	whether the Special Warrants are being exercised pursuant to box A, B or C of the exercise form.

If any of the Common Shares subscribed for are to be issued to a person or persons other than the Special Warrant Holder, the Special Warrant Holder shall pay to the Corporation, or the Special Warrant Agency on behalf of the Corporation, all applicable transfer or similar taxes and the Corporation shall not be required to issue or deliver certificates evidencing Common Shares unless or until such Special Warrant Holder shall have paid to the Corporation, or the Special Warrant Agency on behalf of the Corporation, the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid or that no tax is due.

(c)

In connection with the exchange of Special Warrant Certificates and exercise of Special Warrants and compliance with such other terms and conditions hereof as may be required, the Corporation has appointed the Special Warrant Agency as the agency at which Special Warrant Certificates may be surrendered for exchange or transfer or at which Special Warrants may be exercised.

3.2	Effect of Exercise of Special Warrants
(a)

Upon the exercise of Special Warrants pursuant to Section 3.1 or upon a deemed exercise of Special Warrants pursuant to Section 3.6, and subject to Section 3.3, all of the Common Shares to be acquired pursuant to such exercise or deemed exercise shall be deemed to have been issued and the person or persons to whom such Common Shares are to be issued shall be deemed to have become the holder or holders of record of such Common Shares on the Exercise Date, unless the transfer registers of the Warrant Agent or the Corporation shall be closed by law on such date, in which case the Common Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Common Shares on the date on which such transfer registers are next reopened.

(b)

Subject to subsection 3.1(a) and Section 3.6, as soon as practicable and in any event not later than the fifth Business Day after the Exercise Date with respect to a Special Warrant, the Corporation shall cause the Warrant Agent to mail to the person or persons in whose name or names the Common Shares are to be registered, as specified in the executed exercise form at the address specified in such executed exercise form or, if so specified in such executed exercise form, cause to be delivered to such person or persons at the Special Warrant Agency where the Special Warrant Certificate was surrendered, certificates for the appropriate number of Common Shares noted in the executed exercise form.

3.3	Partial Exercise of Special Warrants; Fractions
(a)

The holder of any Special Warrants may acquire a number of Common Shares less than the number which the Special Warrant Holder is entitled to acquire pursuant to the surrendered Special Warrant Certificate(s). In the event of any exercise of a number of Special Warrants less than the number which the Special Warrant Holder is entitled to exercise, the holder of the Special Warrants upon such exercise shall, in addition, be entitled to receive, without charge therefor, a new Special Warrant Certificate(s) in respect of the balance of the Special Warrants represented by the surrendered Special Warrant Certificate(s) and which were not then exercised.

(b)

Notwithstanding anything herein contained including any adjustment provided for in Article 5, the Corporation shall not be required, upon the exercise of any Special Warrants, to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares. Any fractional Common Shares to which a Special Warrant Holder is entitled upon exercise or deemed exercise of Special Warrants shall be aggregated to form whole Common Shares, with any remaining fractional Common Share rounded down to a whole Common Share.

3.4	Expiration of Special Warrants

Subject to subsection 3.6(a), at the Time of Expiry, all rights under any Special Warrant in respect of which the right of acquisition herein and therein provided for shall not have been exercised or deemed exercised shall cease and terminate and such Special Warrant shall be void and of no further force or effect.

3.5	Accounting and Recording
(a)	The Warrant Agent shall promptly account to the Corporation with respect to Special Warrants issued by it that have been exercised.
(b)

The Warrant Agent shall record the particulars of Special Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Common Shares on exercise and the Exercise Date in respect thereof. The Warrant Agent shall provide such particulars in writing to the Corporation within five Business Days of any request by the Corporation therefore.

3.6	Deemed Exercise
(a)

Immediately prior to the Time of Expiry, all Special Warrants outstanding shall be deemed to be exercised and surrendered without any further action by the Special Warrant Holders and the Common Shares shall be issued to the Special Warrant Holders.

(b)

Upon the issuance of Common Shares upon the deemed exercise of the Special Warrants, the Special Warrant Certificates shall be deemed to have been surrendered and cancelled without further action on the part of the Special Warrant Holder, the Warrant Agent or the Corporation. Unless otherwise directed by the Special Warrant Holder, the Warrant Agent shall then mail certificates representing the Common Shares to the Special Warrant Holder in accordance with the register maintained at the Special Warrant Agency.

3.7	Securities Restrictions
(a)

Notwithstanding anything herein contained, Common Shares shall only be issued upon exercise or deemed exercise of the Special Warrants in compliance with the securities laws of any applicable jurisdiction, and without limiting the generality of the foregoing, in the event that the Special Warrants are exercised pursuant to Section 3.1 prior to the issuance of the Passport System Decision Document, the certificates representing the Common Shares thereby issued shall bear such legends as may, in the opinion of counsel to the Corporation, be necessary in order to avoid a violation of any securities laws of any province in Canada or to comply with the requirements of any stock exchange on which the Common Shares are listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legends are no longer necessary in order to avoid a violation of any such laws, or the holder of any such legended certificate, at the holder’s expense, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation and to the Warrant Agent) to the effect that such holder is entitled to sell or otherwise transfer such Common Share in a transaction in which such legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend. The relevant date for the purpose of determining the hold periods under applicable securities legislation to be set forth in the aforesaid legend is the date of issuance of the certificates representing the Special Warrants, which may be different from the Closing Date set forth in this Indenture.

(b)

The Warrant Agent shall not register any exercise or deemed exercise of Special Warrants if it has reason to believe that the Special Warrant Holder is a U.S. Person, is in the United States or is acquiring the Special Warrants evidenced thereby for the account or benefit of a U.S. Person or person in the United States, if the Corporation has provided written instructions to the Warrant Agent prior to such exercise or deemed exercise to the effect that the Corporation believes such exercise or deemed exercise would not comply with the U.S. Securities Act or applicable state securities laws.

ARTICLE  4

DIVIDEND FUNDS

4.1	Conditions to Release of Dividend Funds and Property
(a)	If any Special Warrant Holder, at any time prior to the Time of Expiry, elects to exercise Special Warrant(s) held by it, the Warrant Agent shall within five Business Days:
(i)

pay to such Special Warrant Holder from Dividend Funds and interest earned by the Warrant Agent thereon an amount equal to the product obtained by multiplying the amount of Dividend Funds held by the Warrant Agent thereon to the date immediately preceding the date of payment (less any Dividend Funds and interest thereon paid out by the Warrant Agent pursuant to this Indenture prior to the date of payment) by a fraction of which the numerator is the number of Special Warrants tendered to the Warrant Agent by such Special Warrant Holder and the denominator is the number of Special Warrants outstanding on the date of payment (such number to be the number of Special Warrants outstanding immediately prior to the deemed exercise pursuant to Section 3.6 if such date of payment is the Expiry Date); and

(ii)	deliver to such Special Warrant Holder its pro rata share of the Property determined on the same basis as the calculation set forth in (i) above.
(b)	The Warrant Agent shall within five Business Days after a deemed exercise of Special Warrants pursuant to Section 3.6:
(i)	pay to each Special Warrant Holder, in respect of Special Warrants held by it deemed to be exercised, from Dividend Funds and interest earned by the Warrant

Agent thereon an amount equal to the product obtained by multiplying the amount of Dividend Funds and interest earned by the Warrant Agent thereon to the date immediately preceding the date of payment (less any Dividend Funds and interest thereon paid out by the Warrant Agent pursuant to this Indenture prior to the date of payment) by a fraction of which the numerator is the number of Special Warrants deemed to be exercised held by the Special Warrant Holder and the denominator is the number of Special Warrants deemed to be exercised; and

(ii)	deliver to such Special Warrant Holder its pro rata share of the Property determined on the same basis as the calculation set forth in (i) above.
4.2	Administration of Dividend Funds and Property

All Dividend Funds and Property shall be held by the Warrant Agent and administered through the Special Warrant Agency. The Warrant Agent shall not be entitled to deal with the Dividend Funds and Property except in accordance with the terms of this Indenture. The Warrant Agent is hereby specifically authorized, and granted such powers as are necessary, to deal with the Dividend Funds and Property as it shall determine in its sole discretion to be in the best interests of the Special Warrant Holders. In the event that the Warrant Agent determines the necessity for the approval of the Special Warrant Holders of any matter, an extraordinary resolution of the Special Warrant Holders shall provide sufficient authority upon which the Warrant Agent may act and the Warrant Agent shall not be responsible for any loss occasioned by so doing.

ARTICLE  5

ADJUSTMENT OF NUMBER OF ORDINARY SHARES

5.1	Adjustment of Number of Common Shares

The acquisition rights in effect at any date attaching to the Special Warrants shall be subject to adjustment from time to time as follows:

(a)

if the Qualification Event has not occurred on or before the Qualification Deadline, each Special Warrant Holder shall, notwithstanding any other provision of this Indenture, be entitled, upon exercise or deemed exercise, to acquire 1.1 Common Shares per Special Warrant exercised or deemed exercised by such holder, subject to adjustment in accordance with the following provisions of this Article 5, at any time after the Qualification Deadline at no additional cost to the Special Warrant Holder in lieu of the one Common Share per Special Warrant that the Special Warrant Holder would otherwise have received;

(b)	if and whenever at any time from the Closing Date until the Time of Expiry, the Corporation shall:
(i)	subdivide, redivide or change its outstanding Common Shares into a greater number of shares;
(ii)	reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

(iii)	issue to all or substantially all of the holders of the Common Shares, by way of stock distribution, stock dividend or otherwise, Common Shares or securities convertible into Common Shares,

the Exchange Number shall be adjusted immediately after the effective date of such subdivision, redivision, change, reduction, combination or consolidation, by multiplying the Exchange Number by a fraction of which the numerator shall be the total number of Common Shares outstanding immediately after such date and the denominator shall be the total number of Common Shares outstanding immediately prior to such date. Such adjustment shall be made successively whenever any event referred to in this subsection shall occur;

(c)

if and whenever at any time from the Closing Date and prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in subsection 5.1(b) or a consolidation, amalgamation or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity (any such event being called a “Capital Reorganization”), any Special Warrant Holder who has not exercised its right of acquisition under its Special Warrants prior to the effective date of such Capital Reorganization, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares such Special Warrant Holder would otherwise be entitled to acquire, the number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such Capital Reorganization, or to which such sale or conveyance may be made, as the case may be, that such Special Warrant Holder would have been entitled to receive on such Capital Reorganization, if, on the record date or the effective date thereof, as the case may be, the Special Warrant Holder had been the registered holder of the number of Common Shares sought to be acquired by it. If determined appropriate by the Warrant Agent to give effect to or to evidence the provisions of this subsection 5.1(c), the Corporation, its successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such Capital Reorganization, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Special Warrant Holders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any shares, other securities or property to which a Special Warrant Holder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this subsection 5.1(c) shall be a supplemental indenture entered into pursuant to the provisions of Article 9 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 5.1 and which shall apply to successive reclassification, reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(d)

if and whenever at any time from the Closing Date and prior to the Time of Expiry, the Corporation shall issue rights, options or warrants to all or substantially all of the holders of the Common Shares pursuant to which those holders are entitled to subscribe for, purchase or otherwise acquire Common Shares or Convertible Securities within a period of 45 days from the date of issue thereof at a price, or at a conversion price, of less than 95% of the Current Market Price at the record date for such distribution (any such issuance being herein called a “Rights Offering” and Common Shares that may be acquired in exercise of the Rights Offering or upon conversion of the Convertible Securities offered by the Rights Offering being herein called the “Offered Shares”), the Exchange Number shall be adjusted effective immediately after the record date at which holders of Common Shares are determined for the purposes of the Right Offering to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the sum of (i) the number of Common Shares outstanding on the record date plus (ii) the number of Offered Shares offered pursuant to the Rights Offering or the maximum number of Offered Shares into which the Convertible Securities or offered pursuant to the Rights Offering may be converted, as the case may be; and (b) the denominator of which shall be the sum of (i) the number of Common Shares outstanding on the record date for Rights Offering; and (ii) the number arrived at when (A) either the product of (i) the number of Offered Shares so offered and (2) the price at which those Common Shares are offered, or the product of (3) the conversion price thereof and (4) the maximum number of Offered Shares for or into which the Convertible Securities so offered pursuant to the Rights Offering may be converted, as the case may be, is divided by (B) the Current Market Price of the Common Shares on the record date.

Any Offered Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any computation; if all the rights, options or warrants are not so issued or if all rights, options or warrants are not exercised prior to the expiration thereof, the Exchange Number shall be readjusted to the Exchange Number in effect immediately prior to the record date and the Exchange Number shall be further adjusted based upon the number of Offered Shares (or Convertible Securities into Offered Shares) actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereinunder by reason of any event arising after that record date;

(e)

if and whenever at any time from the Closing Date and prior to the Time of Expiry, the Corporation shall issue or distribute to all or substantially all of the holders of the Common Shares (i) shares of any class other than Common Shares, or (ii) rights, options or warrants other than rights, options or warrants exercisable within 45 days from the date of issue thereof at a price, or at a conversion price, of at least 95% of the Current Market Price at the record date for such distribution, or (iii) evidences of indebtedness, or (iv) any other assets (excluding cash dividends that Special Warrant Holders receive under Article 5 hereof) and that issuance or distribution does not constitute a Share Reorganization or a Rights Offering (any of those events being herein called a “Special Distribution”), the Exchange Number shall be adjusted effective immediately after the record date at which the holders of Common Shares are determined for purposes of the Special Distribution to an Exchange Number that is the product of (1) the Exchange Number in effect on the record date and (2) a fraction (a) the numerator of which shall be the product of (i) the sum of the number of Common Shares outstanding on the record date plus the number of Common Shares which the Special Warrant Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (ii) the Current Market Price thereof on that date; and (b) the denominator of which shall be the product of (A) the sum of the number of Common

Shares outstanding on the record date plus the number of Common Shares which the Special Warrant Holders would be entitled to receive upon exercise of all their outstanding Special Warrants if they were exercised on the record date and (B) the Current Market Price thereof on that date, less, aggregate fair market value, as determined by the directors, whose determination shall, absent manifest error, be conclusive, of the shares, rights, options, warrants, evidences of indebtedness or other assets issued or distributed in the Special Distribution.

Any Common Shares owned by or held for the account of the Corporation shall be deemed not be outstanding for the purpose of any such computation. To the extent that the distribution of shares, rights, options, warrants, evidences of indebtedness or assets if not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Exchange Number shall be readjusted to the Exchange Number that would then be in effect based upon the shares, rights, options, warrants, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares or convertible securities actually delivered upon the exercise of the rights, options or warrants, as the case may be, but subject to any other adjustment required hereunder by reason of any event arising after the record date;

(f)

the adjustments provided for in this Article 5 in the number of Common Shares and classes of securities which are to be received on the exercise of Special Warrants are cumulative. After any adjustment pursuant to this Section, the term “Common Shares” where used in this Indenture shall be interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Special Warrant Holder is entitled to receive upon the exercise of its Special Warrant, and the number of Common Shares indicated by any exercise made pursuant to a Special Warrant shall be interpreted to mean the number of Common Shares or other property or securities a Special Warrant Holder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section, upon the full exercise of a Special Warrant; and

(g)

if and whenever at any time from the Closing Date and prior to the Time of Expiry, the Corporation shall reclassify or otherwise change the outstanding Common Shares, the exercise right shall be adjusted effective immediately upon the reclassification becoming effective so that holders of Special Warrants who exercise their right thereafter shall be entitled to receive Common Shares as they would have received had the Special Warrants have been exercised immediately prior to the effective date, subject to adjustment thereafter in accordance with provisions the same, as nearly as may be possible, as those contained in this Article 5.

5.2	Entitlement to Shares on Exercise of Special Warrant

All shares of any class or other securities which a Special Warrant Holder is at the time in question entitled to receive on the exercise of its Special Warrant, whether or not as a result of adjustments made pursuant to this Article 5, shall, for the purposes of the interpretation of this Indenture, be deemed to be securities which such Warrant Holder is entitled to acquire pursuant to such Special Warrant.

5.3	No Adjustment for Stock Options

Notwithstanding anything in this Article 5, no adjustment shall be made in the acquisition rights attached to the Special Warrants if the issue of Common Shares is being made pursuant to this Indenture or pursuant to any stock option or stock purchase plan in force from time to time for directors, officers or employees of the Corporation.

5.4	Determination by Corporation’s Auditors

In the event of any question arising with respect to the adjustments provided for in this Article 5, such question shall be conclusively determined by the Corporation’s Auditors or if they are unable or unwilling to act, such form of independent chartered accountants as may be selected by the directors, acting reasonably, who shall have access to all necessary records of the Corporation, and such determination, absent manifest error, shall be binding upon the Corporation, the Warrant Agent, all Special Warrant Holders and all other persons interested therein.

5.5	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which would require an adjustment in any of the acquisition rights pursuant to any of the Special Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation or a successor corporation has unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non-assessable all the shares which the holders of such Special Warrants are entitled to receive on the full exercise thereof in accordance with the provisions hereof.

5.6	Certificate of Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in this Article 5, deliver a certificate of the Corporation to the Warrant Agent and the Special Warrant Holders specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

5.7	Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Special Warrant remains outstanding, it shall send notice to the Warrant Agent and to the Special Warrant Holders of its intention to fix a record date that is prior to the Expiry Date for the issuance of rights, options or warrants (other than the Special Warrants) to all or substantially all the holders of its outstanding Common Shares or for determining the shareholders of record who would be entitled to vote on a special resolution of shareholders respecting or affecting in any way the Corporation’s share capital. Such notice shall specify the particulars of such event and the record date for such event, provided that the Corporation shall only be required to specify in the notice such particulars of the event as shall have been fixed and determined on the date on which the notice is given. The notice shall be sent in each case not less than fourteen (14) days prior to such applicable record date.

5.8	No Action after Notice

The Corporation covenants with the Warrant Agent that it shall not close its transfer books or take any other corporate action which might deprive the holder of a Special Warrant of the opportunity to exercise its right of acquisition pursuant thereto during the period of fourteen (14) days after the giving of the certificate or notices set forth in Sections 5.6 and 5.7.

5.9	Protection of Warrant Agent

Except as provided in Section 10.2, the Warrant Agent shall not:

(a)

be under any duty or responsibility to any Special Warrant Holder to determine whether any facts exist which may require any adjustment contemplated by this Article 5, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b)

be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any shares or other securities or property which may at any time be issued or delivered upon the exercise or deemed exercise of the rights attaching to any Special Warrant;

(c)

be responsible for any failure of the Corporation to issue or deliver Common Shares or certificates for the same upon the surrender of any Special Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article; and

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any provincial, state or federal laws or regulations or of any acts of the directors, officers, employees, agents or servants of the Corporation.

5.10	Other Action Affecting Common Shares

If and whenever at any time from the Closing Date and prior to the Time of Expiry, the Corporation shall take any action affecting or relating to the Common Shares, other than any action described in this Article 5, which in the opinion of the directors of the Corporation would prejudicially affect the rights of any holders of Special Warrants, the Exchange Number shall be adjusted by the directors of the Corporation in such manner, if any, and at such time, as the directors of the Corporation may, in their sole discretion, subject to the approval of any stock exchange(s) on which the Common Shares are listed and posted for trading, reasonably determine to be equitable in the circumstances to such holders.

ARTICLE  6

RIGHTS AND COVENANTS OF THE CORPORATION

6.1	Optional Purchases by the Corporation

Subject to applicable securities legislation, the Corporation may from time to time purchase by private contract or otherwise any of the Special Warrants issued by it with the agreement of the Special Warrant Holder. Any Special Warrant Certificates representing the Special Warrants purchased pursuant to this Section 6.1 shall forthwith be delivered to and cancelled by the Warrant Agent and no Special Warrants shall be issued in replacement thereof.

6.2	General Covenants for the Benefit of the Special Warrant Holders

The Corporation represents and warrants with the Warrant Agent for the benefit of the Special Warrant Holders, that as at the date hereof, it is a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended). So long as any Special Warrants remain outstanding the Corporation covenants as follows:

(a)

the Corporation is duly authorized to create and issue the Special Warrants and, when the Special Warrant Certificates are issued and countersigned as herein provided, such Special Warrant Certificates shall be legal, valid and enforceable against the Corporation in accordance with the terms herein;

(b)

it shall reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Special Warrants issued by it;

(c)

it shall cause the Common Shares and the certificates representing the Common Shares from time to time acquired pursuant to the exercise or deemed exercise of the Special Warrants to be duly issued and delivered in accordance with the Special Warrant Certificates and the terms hereof;

(d)	all Common Shares which shall be issued upon exercise or deemed exercise of the Special Warrants shall be fully paid and non-assessable;
(e)	it shall maintain its corporate existence and shall carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice;
(f)

it shall use its commercially reasonable efforts to ensure it remains a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended), for a period of six months from the Closing Date;

(g)

if the Corporation concludes, at any time any of the Special Warrants are outstanding, that it has ceased to be a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended), it shall give notice thereof to the Special Warrant Holders in the manner specified in Section 11.2 hereof;

(h)

it shall prepare and file the Preliminary Prospectus and the Prospectus and shall use its best efforts to have the Passport System Decision Document issued by the Securities Commissions on or before a date which is not later than the Qualification Deadline and shall, in the event that the Passport System Decision Document is not issued on or before the Qualification Deadline, continue to use its best efforts to obtain the Passport System Decision Document thereafter;

(i)

it shall send a written notice to the Warrant Agent and to each holder of Special Warrants of the issuance of the Passport System Decision Document, together with a commercial copy of the Prospectus, as soon as practicable but, in any event, not later than two (2) Business Days after the issuance of such Passport System Decision Document (and in the case of the Warrant Agent, copies of such Passport System Decision Document together with confirmation that there has not been any adjustment to the number of shares issuable pursuant to Article 5 and that there has not been any dividends paid pursuant to subsection 6.2(j));

(j)

if the Corporation pays a dividend or makes any other distribution in cash or property or securities of the Corporation (including rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares and including evidences of its indebtedness) to all or substantially all of the holders of Common Shares prior to the Expiry Date, the Corporation agrees that it shall pay the same amount of such dividend or make the same distribution of cash, property or securities as a deposit to the Warrant Agent, as if the Special Warrant Holders were the holders of the number of Common Shares which the Special Warrant Holders are entitled to receive upon the exercise of the Special Warrants and such payments or other distributions shall be held and dealt with by the Warrant Agent in accordance with Sections 4.1 and 4.2;

(k)

it shall send a written notice to each Special Warrant Holder specifying the particulars of each payment or distribution made in accordance with subsection 6.2(j), within two (2) Business Days of such payment or distribution;

(l)

generally, it shall well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture and that it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered, all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for the better accomplishing and effecting the intentions and provisions of this Indenture;

(m)	it shall not pay or give any commission or other remuneration to any person, directly or indirectly, for soliciting the exercise or deemed exercise of the Special Warrants;
(n)	it shall promptly advise the Warrant Agent and the holders of Special Warrants in writing of any default under the terms of this Indenture;
(o)	it shall ensure that all Common Shares issuable upon exercise or deemed exercise of the Special Warrants shall be listed and posted for trading on the TSXV and AMEX upon their issue; and
(p)

it shall make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Common Shares pursuant to the Special Warrants; and

(q)

it shall use its commercial best efforts to maintain its status as a reporting issuer (or analogous entity) not in default of the requirements of the securities laws of the Designated Provinces in which it is a reporting issuer for a period of not less than 24 months from the Closing Date and it will make all requisite filings under applicable Canadian securities legislation and stock exchange rules to report the exercise of the right to acquire Common Shares pursuant to the Special Warrants.

6.3	Warrant Agent’s Remuneration and Expenses

The Corporation covenants that it shall pay (and shall be responsible for the payments thereof) the Warrant Agent from time to time or its services hereunder as described in Schedule “C” attached hereto and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent’s gross negligence, wilful misconduct or bad faith.

6.4	Securities Qualification Requirements
(a)

If, in the opinion of Counsel, any instrument (not including a prospectus, except as required by subsection 6.2(h)) is required to be filed with, or any permission is required to be obtained from the Securities Commissions or the TSXV or AMEX or any other step is required under the laws of the Designated Provinces before any Common Shares which a Special Warrant Holder is entitled to acquire pursuant to the exercise or deemed exercise of any Special Warrant may properly and legally be issued upon due exercise or deemed exercise thereof and thereafter traded, without further formality or restriction, the Corporation covenants that it shall take such required action.

(b)

The Corporation shall give notice of the issue of Common Shares pursuant to the exercise or deemed exercise of Special Warrants, in such detail as may be required, to the Securities Commissions, the TSXV and AMEX. The Warrant Agent shall provide the requisite information to the Corporation that may be required by the TSXV and AMEX.

6.5	Performance of Covenants by Warrant Agent

If the Corporation shall fail to perform any of its covenants contained in this Special Warrant Indenture, the Warrant Agent may notify the Special Warrant Holders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it but, subject to Section 10.2, shall be under no obligation to perform said covenants or to notify the Special Warrant Holders of such performance or non-performance by it. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 6.3. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

ARTICLE  7

ENFORCEMENT

7.1	Suits by Special Warrant Holders

All or any of the rights conferred upon any Special Warrant Holder by any of the terms of the Special Warrant Certificates or of this Indenture, or of both, may be enforced by the Special Warrant Holder by appropriate proceedings but without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Special Warrant Holders.

7.2	Waiver of Default

Upon the happening of any default hereunder:

(a)

the holders of not less than 50% of the Special Warrants plus one Special Warrant then outstanding shall have the power (in addition to the powers exercisable by extraordinary resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)

the Warrant Agent shall have the power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable if, in the Warrant Agent’s opinion, which may be based on the advice of Counsel, the same shall have been cured or adequate provision made therefor, provided that no delay or omission of the Warrant Agent or of the Special Warrant Holders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Special Warrant Holders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

ARTICLE  8

MEETINGS OF WARRANT HOLDERS

8.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Corporation or of a Special Warrant Holders’ Request and upon being indemnified and provided with security and funding to its reasonable satisfaction by the Corporation or by the Special Warrant Holders signing such Special Warrant Holders’ Request against the cost which may be incurred in connection with the calling and holding of such meeting, call and hold a meeting of the Special Warrant Holders. In the event of the Warrant Agent failing to so call and hold a meeting within seven (7) days after receipt of such written request of the Corporation or such Special Warrant Holders’ Request and indemnity and security and funding given as aforesaid, the Corporation or such Special Warrant Holders, as the case may be, may call and hold such meeting. Every such meeting shall be held in the City of Vancouver or at such other place as may be approved or determined by the Warrant Agent.

8.2	Notice

At least ten (10) Business Days’ prior notice of any meeting of Special Warrant Holders shall be given to the Special Warrant Holders in the manner provided for in Section 11.2 and a copy of such notice shall be sent by mail to the Warrant Agent (unless the meeting has been called by the Warrant Agent) and to the Corporation (unless the meeting has been called by the Corporation). Such notice shall state the time when and the place where the meeting is to be held, shall state briefly the general nature of the business to be transacted thereat and shall contain such information as is reasonably necessary to enable the Special Warrant Holders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 8.

8.3	Chairman

An individual (who need not be a Special Warrant Holder) designated in writing by the Corporation shall be chairman of the meeting and if no individual is so designated, or if the individual so designated is not present within 30 minutes from the time fixed for the holding of the meeting, the Special Warrant Holders present in person or by proxy shall choose some individual present to be chairman.

8.4	Quorum

Subject to the provisions of Section 8.11, at any meeting of the Special Warrant Holders a quorum shall consist of Special Warrant Holders present in person or by proxy holding at least 20% of the aggregate number of the then outstanding Special Warrants, provided that at least two persons entitled to vote thereat are personally present or represented by proxy. If a quorum of the Special Warrant Holders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by Special Warrant Holders or on a Special Warrant Holders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day, in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting, the Special Warrant Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not hold at least 20% of the then outstanding Special Warrants.

8.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Special Warrant Holders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

8.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

8.7	Poll and Voting

On every extraordinary resolution, and on any other question submitted to a meeting and after a vote by show of hands when demanded by the chairman or by one or more of the Special Warrant Holders acting in person or by proxy and holding in the aggregate at least 5% of the aggregate number of the then outstanding Special Warrants, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll.

On a show of hands, every person who is present and entitled to vote, whether as a Special Warrant Holder or as proxy for one or more absent Special Warrant Holders, or both, shall have one vote. On a poll, each Special Warrant Holder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Special Warrant then held or represented by it. A proxy need not be a Special Warrant Holder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Special Warrants, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

8.8	Regulations

The Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and from time to time vary such regulations as it shall think fit for:

(a)	the setting of the record date for a meeting for the purpose of determining Special Warrant Holders entitled to receive notice of and to vote at the meeting;

(b)

the issue of voting certificates by any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Special Warrant Certificates specified therein have been deposited with it by a named person and shall remain on deposit until after the meeting, which voting certificate shall entitle the persons named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof in the same manner and with the same effect as though the persons so named in such voting certificates were the actual bearers of the Special Warrant Certificates specified therein;

(c)

the deposit of voting certificates and instruments appointing proxies at such place and time as the Warrant Agent, the Corporation or the Special Warrant Holders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(d)

the deposit of voting certificates and instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or faxed before the meeting to the Corporation or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(e)	the form of the instrument of proxy; and
(f)	generally for the calling of meetings of Special Warrant Holders and the conduct of business thereat.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Special Warrant Holder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 8.9), shall be Special Warrant Holders or their counsel, or proxies of Special Warrant Holders.

8.9	Corporation and Warrant Agent May be Represented

The Corporation and the Warrant Agent, by their respective directors and officers, and the counsel for the Corporation and the Counsel for the Warrant Agent may attend any meeting of the Special Warrant Holders, but shall not be entitled to vote thereat, whether in respect of any Special Warrants held by them or otherwise.

8.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Special Warrant Holders at a meeting shall, subject to the provisions of Section 8.11, have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Special Warrant Holders or the Warrant Agent in its capacity as Warrant Agent (subject to the consent of the Warrant Agent) hereunder or on behalf of the Special Warrant Holders against the Corporation whether such rights arise under this Indenture or the Special Warrant Certificates or otherwise;

(b)	to amend, alter or repeal any extraordinary resolution previously passed or sanctioned by the Special Warrant Holders;
(c)

to direct or to authorize the Warrant Agent to enforce any of the covenants on the part of the Corporation contained in this Indenture or the Special Warrant Certificates or to enforce any of the rights of the Special Warrant Holders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture or the Special Warrant Certificates either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to restrain any Special Warrant Holder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or the Special Warrant Certificates or to enforce any of the rights of the Special Warrant Holders;

(f)

to direct any Special Warrant Holder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Special Warrant Holder in connection therewith;

(g)

to assent to any change in or omission from the provisions contained in the Special Warrant Certificates and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

(h)

with the consent of the Corporation, not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new Warrant Agent or Warrant Agents to take the place of the Warrant Agent so removed; and

(i)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

8.11	Meaning of Extraordinary Resolution
(a)

The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter provided in this Section 8.11 and in Section 8.14, a resolution proposed at a meeting of Special Warrant Holders duly convened for that purpose and held in accordance with the provisions of this Article 8 at which there are present in person or by proxy Special Warrant Holders holding not less than 25% of the then outstanding Special Warrants and passed by the affirmative votes of Special Warrant Holders holding not less than two-thirds of the aggregate number of the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution.

(b)

If, at the meeting at which an extraordinary resolution is to be considered, Special Warrant Holders holding at least 25% of the then outstanding Special Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Special Warrant Holders or on a Special Warrant Holders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 15 or more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 Business Days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 11.2. Such notice shall state that at the adjourned meeting the Special Warrant Holders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting, was originally called or any other particulars. At the adjourned meeting the Special Warrant Holders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 8.11(a) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Special Warrant Holders holding at least 25% of the aggregate number of the then outstanding Special Warrants are not present in person or by proxy at such adjourned meeting.

(c)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.
8.12	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Special Warrant Holders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Special Warrant Holders to exercise such power or powers or combination of powers then or thereafter from time to time.

8.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Special Warrant Holders shall be made and duly entered in books to be provided from time to time for that purpose by the Corporation, at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman or the secretary of the meeting at which such resolutions were passed or proceedings had shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes shall have been made shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

8.14	Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Special Warrant Holders at a meeting held as provided in this Article 8 may also be taken and exercised by Special Warrant Holders holding at least two-thirds of the aggregate number of the then outstanding Special Warrants by an instrument in writing signed in one or more counterparts by such Special Warrant Holders in person or by attorney duly appointed in writing, and the expression “extraordinary resolution” when used in this Indenture shall include an instrument so signed.

8.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 8 at a meeting of Special Warrant Holders shall be binding upon all the Special

Warrant Holders, whether present at or absent from such meeting, and every instrument in writing signed by Special Warrant Holders in accordance with Section 8.14 shall be binding upon all the Special Warrant Holders, whether signatories thereto or not, and each and every Special Warrant Holder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing.

8.16	Holdings by Corporation Disregarded

In determining whether Special Warrant Holders holding the required number of Special Warrants are present at a meeting of Special Warrant Holders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Special Warrant Holders’ Request or other action under this Indenture, Special Warrants owned legally or beneficially by the Corporation or any subsidiary or affiliate of the Corporation shall be disregarded in accordance with the provisions of Section 11.8 and shall not be entitled to vote on any matter considered at such a meeting of Warrant Holders.

ARTICLE  9

SUPPLEMENTAL INDENTURES

9.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Corporation (when authorized by action of the directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	setting forth any adjustments resulting from the application of the provisions of Article 5;
(b)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of Counsel, are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, based on the advice of Counsel, prejudicial to the interests of the Special Warrant Holders;

(c)	giving effect to any extraordinary resolution passed as provided in Article 8;
(d)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, provided that such provisions are not, in the opinion of the Warrant Agent, based on the advice of Counsel, prejudicial to the interests of the Special Warrant Holders;

(e)

adding to or altering the provisions hereof in respect of the transfer of Special Warrants, making provision for the exchange of Special Warrant Certificates, and making any modification in the form of the Special Warrant Certificates which does not affect the substance thereof;

(f)

modifying any of the provisions of this Indenture, including relieving the Corporation from any of the obligations, conditions or restrictions herein contained, provided that such modification or relief shall be or become operative or effective only if, in the opinion of the Warrant Agent, based on the advice of Counsel, such modification or relief in no way prejudices any of the rights of the Special Warrant Holders or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any such supplemental indenture which in its opinion, based on the advice of Counsel, may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(g)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions herein, provided that in the opinion of the Warrant Agent, based on the advice of Counsel, the rights of the Warrant Agent and of the Special Warrant Holders are in no way prejudiced thereby.

9.2	Successor Corporations

In the case of the consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (“successor Corporation”), the successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE  10

CONCERNING THE WARRANT AGENT

10.1	Trust Indenture Legislation
(a)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of the Applicable Legislation, such mandatory requirement shall prevail.
(b)

The Corporation and the Warrant Agent agree that each shall, at all times in relation to this Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of the Applicable Legislation.

10.2	Rights and Duties of Warrant Agent
(a)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall exercise that degree of care, diligence and skill that a reasonably prudent Warrant Agent would exercise in comparable circumstances. In the absence of gross negligence or fraud, the Corporation shall indemnify and save harmless the Warrant Agent and its officers, directors and employees from all losses, costs or damages it may suffer in administering the trusts of this Indenture. No provision of this Indenture shall be construed to relieve the Warrant Agent from liability for its own gross negligence, or fraud.

(b)

The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Special Warrant Holders hereunder shall be conditional upon the Special Warrant Holders furnishing, when required by notice by the Warrant Agent, sufficient funds to commence or to continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and to hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or to risk its own funds or otherwise to incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(c)

The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Special Warrant Holders at whose instance it is acting to deposit with the Warrant Agent the Special Warrants held by them, for which Special Warrants the Warrant Agent shall issue receipts.

(d)

Every provision of this Indenture that by its terms relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of the Applicable Legislation, of this Section 10.2 and of Sections 10.3 and 10.4.

10.3	Indemnification

Without limiting any protection or indemnity of the Warrant Agent under any other provisions hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent and its officers, directors and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence or fraud of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of the Indenture. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

10.4	Evidence, Experts and Advisers
(a)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by the Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Corporation.

(b)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely as to the truth of the statements and the accuracy of the opinions expressed in statutory declarations, opinions, reports, written requests, consents, or orders of the Corporation, certificates of the Corporation or other evidence furnished to the Warrant Agent pursuant to a request of the Warrant Agent, provided that such evidence complies with the Applicable Legislation and that the Warrant Agent complies with the Applicable Legislation and that the Warrant Agent examines the same and determines that such evidence complies with the applicable requirements of this Indenture.

(c)

Whenever it is provided in this Indenture or under the Applicable Legislation that the Corporation shall deposit with the Warrant Agent resolutions, certificates, reports, opinions, requests, orders or other documents, it is intended that the trust, accuracy and good faith on the effective date thereof and the facts and opinions stated in all such documents so deposited shall, in each and every such case, be conditions precedent to the right of the Corporation to have the Warrant Agent take the action to be based thereon.

(d)

The Warrant Agent may employ or retain, at the expense of the Corporation, such Counsel, accountants, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any Counsel, and shall not be responsible for any misconduct or negligence on the part of any such experts or advisers who have been appointed with due care by the Warrant Agent. In addition, the Warrant Agent shall incur no liability and it shall be fully protected in acting or not acting in accordance with any opinion or instruction of Counsel or any such expert or advisor retained by the Warrant Agent.

10.5	Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Special Warrant Holders.

10.6	Warrant Agent Not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

10.7	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to Warrant Agents it is expressly declared and agreed as follows:

(a)

the Warrant Agent shall not be liable for or by reason of any statements of fact or recitals in this Indenture or in the Special Warrant Certificates (except the representation contained in Section 10.9 or in the certificate of the Warrant Agent on the Special Warrant Certificates) or be required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Corporation;

(b)

nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof; and
(d)

the Warrant Agent shall be protected in acting or not acting upon any written notice, request, waiver, consent, certificate, receipt, statutory declaration or other paper or document furnished to it hereunder, not only as to its due execution and the validity and the effectiveness of its provisions but also as to the truth and acceptability of any information therein contained which it in good faith believes to be genuine and what it purports to be.

10.8	Replacement of Warrant Agent; Successor by Merger
(a)

The Warrant Agent may resign its trust and be discharged from all further duties and liabilities hereunder, subject to this Section 10.8, by giving to the Corporation not less than sixty (60) days’ prior notice in writing or such shorter prior notice as the Corporation may accept as sufficient. The Special Warrant Holders by extraordinary resolution shall have power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Special Warrant Holders; failing such appointment by the Corporation, the retiring Warrant Agent, at the expense of the Corporation, or any Special Warrant Holder may apply to a justice of the Supreme Court of British Columbia (the “Court”) on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Special Warrant Holders. Any new Warrant Agent appointed under any provision of this Section 10.8 shall be a corporation authorized to carry on the business of a trust company in the Designated Provinces and, if required by the Applicable Legislation for any other provinces, in such other provinces. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent hereunder.

(b)	Upon the appointment of a successor Warrant Agent, the Corporation shall promptly notify the Special Warrant Holders thereof in the manner provided for in Section 11.2 hereof.
(c)

Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Warrant Agent shall be a party, or any corporation succeeding to the trust business of the Warrant Agent shall be the successor to the Warrant Agent hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Warrant Agent under subsection 10.8(a).

(d)	The Warrant Agent may assign its duties hereunder to any appropriate assignee without any further act on its part.
(e)	Any Special Warrant Certificates certified but not delivered by a predecessor Warrant Agent may be certified by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.
10.9	Conflict of Interest
(a)

The Warrant Agent represents to the Corporation that at the time of execution and delivery hereof no material conflict of interest exists between its role as a Warrant Agent hereunder and its role in any other capacity and agrees that in the event of a material conflict of interest arising hereafter it shall, within ninety (90) days after ascertaining that it has such material conflict of interest, either eliminate the same or assign its trust hereunder to a successor Warrant Agent approved by the Corporation and meeting the requirements set forth in subsection 10.8(a). Notwithstanding the foregoing provisions of this subsection 10.9(a), if any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Special Warrant Certificate shall not be affected in any manner whatsoever by reason thereof.

(b)

Subject to subsection 10.9(a), the Warrant Agent and its affiliates, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and generally may contract and enter into financial transactions with the Corporation or any subsidiary of the Corporation without being liable to account for any profit made thereby.

10.10	Acceptance of Trust

The Warrant Agent hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

10.11	Warrant Agent Not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver, a receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

10.12	Documents, Moneys, etc. Held by Warrant Agent

Any securities, documents of title or other instruments that may at any time be held by the Warrant Agent hereunder may be placed in the deposit vaults of the Warrant Agent for safekeeping. Unless herein otherwise expressly provided, any moneys so held, pending the application or withdrawal thereof under any provisions of this Indenture, shall be deposited in the name of the Warrant Agent in a trust account (including an affiliate or related party of the Warrant Agent), at the rate of interest (if any) then current on similar deposits or, upon the written direction of the Corporation, may be invested in securities of or guaranteed by the Government of Canada or any province thereof or any Schedule I Canadian chartered bank (including an affiliate of the Warrant Agent) provided that each such obligation is rated at least B1 (middle) by Dominion Bond Rating Service Inc., or an equivalent rating by Canadian Bond Rating Service, maturing not more than 30 days from the date of investment. Except as otherwise provided in this Indenture, all interest or other income received by the Warrant Agent in respect of such deposits and investments shall belong to the Corporation and shall be paid to it upon receipt thereof by the Warrant Agent. The Warrant Agent shall maintain accurate books, records and accounts of the transactions effected or controlled by the Warrant Agent hereunder and the receipt, investment, re-investment and disbursement of the property hereunder and shall provide to the Corporation and the Underwriters records and statements thereof periodically upon written request.

10.13	Third Party Interests

The Corporation represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of the Corporation, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Corporation agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

10.14	Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-

money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the Corporation, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

ARTICLE  11

GENERAL

11.1	Notice to the Corporation, the Warrant Agent and the Underwriters
(a)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Corporation, the Warrant Agent or the Underwriters shall be deemed to be validly given if delivered, sent by registered letter, postage prepaid or faxed:

If to the Corporation:	EXETER RESOURCE CORPORATION

999 West Hastings Street

Suite 1260

Vancouver, British Columbia, V6C 2W2

Attention: Yale Simpson

Fax No.: (604) 688-9532

with a copy to:	FASKEN MARTINEAU DUMOULIN LLP

2900 – 550 Burrard Street

Vancouver, British Columbia, V6C 0A3

Attention: Susan McLeod

Fax No.: (604) 631-3232

If to the Warrant Agent:	COMPUTERSHARE TRUST COMPANY OF CANADA

3rd Floor, 510 Burrard Street

Vancouver, B.C.

V6C 3B9

Attention: Corporate Trust Department

Fax No.: (604) 661-9403

If to the Underwriters:	CANACCORD CAPITAL CORPORATION

2200 – 609 Granville Street

Vancouver, B.C., V7Y 1H2

Attention: Ali Pejman

Fax No.: (604) 643-7733

with a copy to:	BLAKE, CASSELS & GRAYDON LLP

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, British Columbia, V7X 1L3

Attention: Bob Wooder

Fax No.: (604) 631-3309

and any such notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if faxed, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)

The Corporation, the Warrant Agent or the Underwriters, as the case may be, may from time to time notify the other in the manner provided in subsection 11.1(a) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation, the Warrant Agent or the Underwriters, as the case may be, for all purposes of this Indenture.

(c)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent, the Corporation or the Underwriters hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in subsection 11.1(a), by facsimile or other means of prepaid, transmitted and recorded communication.

11.2	Notice to Special Warrant Holders
(a)

Any notice to the Special Warrant Holders under the provisions of this Indenture shall be valid and effective if delivered or sent by facsimile or by ordinary post addressed to such holders at their post office addresses appearing on the register hereinbefore mentioned and shall be deemed to have been effectively given on the date of delivery or, if mailed, on the fifth Business Day following the date of the postmark on such notice or, if faxed, on the next Business Day following the date of transmission provided that its contents are transmitted and received completely and accurately.

(b)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Special Warrant Holders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered personally to such Special Warrant Holders or if delivered to the address for such Special Warrant Holders contained in the register of Special Warrants maintained by the Warrant Agent, by cable, telegram, telex or other means of prepaid transmitted and recorded communication.

(c)	A copy of any notice to the Special Warrant Holders shall be given to the Underwriters at:

CANACCORD CAPITAL CORPORATION

2200 – 609 Granville Street

Vancouver, B.C.

V7Y 1H2

Attention: Ali Pejman

Fax No.: (604) 643-7733

with a copy to:	BLAKE, CASSELS & GRAYDON LLP

Blake, Cassels & Graydon LLP

Suite 2600, Three Bentall Centre

595 Burrard Street, PO Box 49314

Vancouver, British Columbia, V7X 1L3

Attention: Bob Wooder

11.3	Ownership of Special Warrants

The Corporation and the Warrant Agent may deem and treat the registered owner of any Special Warrants as the absolute owner thereof for all purposes, and the Corporation and the Warrant Agent shall not be affected by any notice or knowledge to the contrary except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction. A Special Warrant Holder shall be entitled to the rights evidenced by its Special Warrant Certificate free from all equities or rights of set off or counterclaim between the Corporation and the original or any intermediate holder of the Special Warrants and all persons may act accordingly. The receipt of any such Special Warrant Holder for the Common Shares which may be acquired pursuant to the exercise of Special Warrants shall be a good discharge to the Corporation and the Warrant Agent for the same and neither the Corporation nor the Warrant Agent shall be bound to inquire into the title of any such holder except where the Corporation or the Warrant Agent is required to take notice by statute or by order of a court of competent jurisdiction.

11.4	Privacy Matters

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purposes of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent of or direction from the Corporation or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

11.5	Counterparts

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution they shall be deemed to be dated as of the date hereof. Each of the parties to this Indenture shall be entitled to rely on delivery of a facsimile copy of this Indenture and acceptance by each party of any such facsimile copy shall be legally effective to create a valid and binding agreement between the parties hereto in accordance with the terms hereof.

11.6	Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise or destruction all Special Warrant Certificates theretofore certified hereunder, and if all certificates representing Common Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder or to the Warrant Agent in accordance with such provisions, this Indenture shall cease to be of any force and effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

11.7                  Provisions of Indenture and Special Warrants for the Sole Benefit of Parties and Warrant Holders

Nothing in this Indenture or in the Special Warrant Certificates, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the Special Warrant Holders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Special Warrant Holders.

11.8                  Special Warrants Owned by the Corporation or its Subsidiaries and Affiliates - Certificate to be Provided

For the purpose of disregarding any Special Warrants owned legally or beneficially by the Corporation or any subsidiary or affiliate of the Corporation in Section 8.16, the Corporation shall provide to the Warrant Agent, upon request, a certificate of the Corporation setting forth as at the date of such certificate:

(a)

the names of the registered holders of Special Warrants which, to the knowledge of the Corporation, are owned by or held for the account of the Corporation or any subsidiary or affiliate of the Corporation; and

(b)	the number of Special Warrants owned legally or beneficially by the Corporation or any subsidiary or affiliate of the Corporation,

and the Warrant Agent, in making the computations in Section 8.16, shall be entitled to rely on such certificate without any additional evidence.

[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties hereto have executed this Indenture under their respective corporate seals and the hands of their proper officers in that behalf.

EXETER RESOURCE CORPORATION

By:	Signed “Exeter Resource Corporation”_____

Authorized Signatory

COMPUTERSHARE TRUST COMPANY OF CANADA

By: Signed “Computershare Trust Company of Canada”

Authorized Signatory

By: Signed “Computershare Trust Company of Canada”

Authorized Signatory

THIS IS SCHEDULE “A” to the Special Warrant Indenture made as of March 26, 2008 between EXETER RESOURCE CORPORATION and COMPUTERSHARE INVESTOR SERVICES INC. as Warrant Agent.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 27, 2008.

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JULY 27, 2008.

[For Special Warrants issued in the United States or to U.S. Persons only, include the following:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B)  OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, (C)  IN ACCORDANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE LAWS, PROVIDED THAT THE HOLDER HAS FURNISHED TO THE CORPORATION AN OPINION TO SUCH EFFECT FROM COUNSEL OF RECOGNIZED STANDING REASONABLY SATISFACTORY TO THE COMPANY PRIOR TO SUCH OFFER, SALE OR TRANSFER. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

SPECIAL WARRANTS

EXETER RESOURCE CORPORATION

(Incorporated under the laws of British Columbia)

SPECIAL WARRANT

CERTIFICATE NO. _________	_____________ SPECIAL WARRANTS entitling the holder to acquire, subject to adjustment, one Common Share for each Special Warrant represented hereby.

THIS IS TO CERTIFY THAT:

__________________________

__________________________

__________________________

__________________________

__________________________

(the “Holder”) is the registered holder of the number of Special Warrants of Exeter Resource Corporation (the “Corporation”) specified above and is thereby entitled, upon exercise or deemed exercise of each Special Warrant represented hereby and without payment of any additional consideration, to acquire, in the manner and subject to the restrictions and adjustments set forth herein, at any time and from time to time following the Earliest Exercise Time (as defined in the Indenture (as defined below)) until 5:00 p.m. (Vancouver time) on the date which is the earlier of (the “Time of Expiry”):

(a)	one (1) Business Day after the Qualification Date (as defined in the Indenture); and
(b)	four months and one day after the Closing Date (as defined in the Indenture);

one fully paid and non-assessable ordinary share (an “Common Share”) of the Corporation as such shares were constituted on March 26, 2008. The term “Business Day” shall mean a day which is not a Saturday or Sunday or a legal holiday in the City of Vancouver, British Columbia or the City of Toronto, Ontario.

The Special Warrants represented by this Special Warrant Certificate are issued under and pursuant to a special warrant indenture made as of March 26, 2008 (the “Indenture”) between the Corporation and the Warrant Agent. Reference is made to the Indenture and any instruments supplemental thereto for a full description of the rights of the Holders of the Special Warrants and the terms and conditions upon which the Special Warrants are, or are to be, issued and held, with the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth. By acceptance hereof, the Holder assents to all provisions of the Indenture. In the event of any conflict between the provisions of this Special Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall govern. Capitalized terms used in the Indenture have the same meaning herein as therein, unless otherwise defined.

In the event that the Special Warrants are not exercised prior to the Time of Expiry, all Special Warrants represented hereby shall be deemed to be exercised immediately prior to such time with no further action on the part of the Holder and the Corporation.

The Corporation has covenanted to use its best efforts to prepare and file the Preliminary Prospectus and Prospectus and to have the Passport System Decision Document issued on or before a date which is not later than the Qualification Deadline for the Prospectus qualifying for issuance in the Designated Provinces the Common Shares to be acquired upon exercise or deemed exercise of the Special Warrants.

If the Passport System Decision Document for the Prospectus has not been received by the Corporation by the Qualification Deadline the Special Warrants shall have the benefit of a penalty increase, such that the number of Common Shares issuable upon the exercise or deemed exercise of each Special Warrant shall be increased by 10%, resulting in 1.1 Common Shares per Special Warrant being issued.

The right to acquire Common Shares may only be exercised, unless deemed to be exercised, by the Holder within the time set forth above by:

(a)	duly completing and executing the Exercise Form attached hereto; and
(b)	surrendering this Special Warrant Certificate to the Warrant Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario.

If the Special Warrants represented by this Special Warrant Certificate are exercised by the Holder within the time set forth above and prior to the Passport System Decision Document being issued by the securities regulatory authority in the Holder’s jurisdiction of residence, the Common Shares shall be subject to hold periods under applicable securities legislation and may be endorsed with legends to that effect.

These Special Warrants shall be effectively surrendered, unless deemed to be surrendered, only upon personal delivery hereof or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

Upon surrender of these Special Warrants, the person or persons in whose name or names the Common Shares are to be issued shall be deemed for all purposes, except as provided in the Indenture, to be the holder or holders of record of such Common Shares and the Warrant Agent has covenanted that it shall, subject to the provisions of the Indenture, cause certificates representing such Common Shares to be delivered or mailed to the person or persons at the address or addresses specified in the Exercise Form within three (3) Business Days.

The registered Holder of these Special Warrants may acquire any lesser number of Common Shares than the number of Common Shares which may be acquired for the Special Warrants represented by this Special Warrant Certificate. In such event, the Holder shall be entitled to receive a new Special Warrant Certificate for the balance of the Special Warrants represented by the surrendered Special Warrant Certificate. No fractional Common Shares shall be issued.

In the event of the deemed exercise of the Special Warrants represented by this Special Warrant Certificate, as described above and as detailed in the Indenture, the Special Warrant Certificate shall be deemed to have been delivered and surrendered and the right of a Holder to acquire Common Shares represented hereby shall be deemed to have been exercised and all such Common Shares shall be issued.

The Indenture provides that in the event of any alteration of the Common Shares, including but not limited to any subdivision, consolidation or reclassification, and in the event of any form of reorganization of the Corporation, including any amalgamation, merger or arrangement, the Holders of Special Warrants shall, upon exercise of the Special Warrants following the occurrence of any of those events, be entitled to receive the same number and kind of securities that they would have been entitled to receive had they exercised their Special Warrants immediately prior to the occurrence of those events.

The Holder of this Special Warrant Certificate may, at any time prior to the Expiry Time, upon surrender hereof to the Warrant Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario, exchange this Special Warrant Certificate for other Special Warrant Certificates entitling the Holder to acquire, in the aggregate, the same number of Common Shares as may be acquired under this Special Warrant Certificate.

The Special Warrants may be transferred in accordance with applicable securities laws and only by the transferor and transferee duly completing and executing the transfer forms attached hereto, and surrendering this Special Warrant Certificate to the Warrant Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario.

The holding of the Special Warrants evidenced by this Special Warrant Certificate shall not constitute the Holder hereof a shareholder of the Corporation or entitle the Holder to any right or interest in respect thereof except as expressly provided in the Indenture.

The Indenture provides that all Holders of Special Warrants shall be bound by any resolution passed at a meeting of the Holders held in accordance with the provisions of the Indenture and resolutions signed by the Holders of a specified majority of the then outstanding Special Warrants.

This Special Warrant Certificate shall not be valid for any purpose whatever unless and until it has been certified by or on behalf of the Warrant Agent.

Time shall be of the essence hereof.

IN WITNESS WHEREOF the Corporation has caused this Special Warrant Certificate to be signed by its duly authorized officer as of March 26, 2008.

EXETER RESOURCE CORPORATION

By:  ____________________________
       Authorized Signatory

Certified by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Warrant Agent

By:	___________________________

Authorized Signatory

TRANSFER OF SPECIAL WARRANTS

Any transfer of Special Warrants shall require compliance with applicable securities legislation. Transferors and transferees are urged to contact legal counsel before effecting any such transfer. No transfers of Special Warrants shall be permitted or registered that do not comply with Article 2 of the Special Warrant Indenture.

FOR VALUE RECEIVED, the undersigned: (i) hereby sells, assigns and transfers to _________________________, _______________ Special Warrants of Exeter Resource Corporation (the “Corporation”) registered in the name of the undersigned on the records maintained by Computershare Trust Company of Canada represented by the Special Warrant Certificate attached and irrevocably appoints ______________________ the attorney of the undersigned to transfer the said securities on the books or register with full power of substitution; and (ii) confirms that the transfer is made in compliance with all applicable securities legislation and requirements of regulatory authorities.

DATED the ______ day of __________________, 2008.

____________________________ Signature Guaranteed	_____________________________ (Signature of Special Warrant Holder)

_____________________________
(Print name of Special Warrant Holder)

Instructions:

1.	Signature of the Special Warrant Holder must be the signature of the person appearing on the face of this Special Warrant Certificate.
2.

If the Transfer Form is signed by a Warrant Agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

3.

The signature on the Transfer Form must be guaranteed by a Canadian Schedule I chartered bank, major Canadian trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

4.

Special Warrants shall only be transferable in accordance with the Indenture, including Section 2.13 in connection with any Special Warrants that bear the U.S. restrictive legend set forth therein, applicable laws and the rules and policies of any applicable stock exchange.

EXERCISE FORM

TO:	Computershare Trust Company of Canada

The undersigned hereby exercises the right to acquire                Common Shares of Exeter Resource Corporation (the “Corporation”) (or, in certain circumstances, such number of other securities or property to which such Special Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the Indenture referred to in the accompanying Special Warrant Certificate) in accordance with and subject to the provisions of such Indenture.

The undersigned hereby acknowledges that it is aware that if the Special Warrants are exercised before the issuance of a receipt for a prospectus qualifying the distribution of the Common Shares under applicable Canadian securities legislation by the securities regulatory authority in the jurisdiction of residence of the undersigned, the Common Shares received on exercise may be subject to restrictions on resale under applicable securities legislation.

The Common Shares (or other securities or property) are to be issued as follows:

Name: __________________________________________________________________

(print clearly)

Address in full: __________________________________________________________________

Note: If further nominees intended, please attach (and initial) schedule giving the above for each further nominee.

The undersigned holder understands that if the accompanying Special Warrant Certificate bears the U.S. restrictive legend set forth in Section 2.13 of the Indenture, the certificate representing the Common Shares shall bear the same legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption from registration is available.

DATED this _____ day of ___________, ___________.

Signature Guaranteed	_________________________________ (Signature of Registered Special Warrant Holder)

_________________________________
Print full name

_________________________________

Print full address

Instructions.

1.

The registered holder may exercise its right to receive Common Shares by completing this form and surrendering this form and the Special Warrant Certificate representing the Special Warrants being exercised to Computershare Investor

Services Inc. at its principal office in Vancouver, British Columbia or Toronto, Ontario. Certificates for Common Shares shall be delivered or mailed within five (5) Business Days after the exercise of the Special Warrants.

2.

If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered holder of the Certificate, the signature of such holder of the Exercise Form must be guaranteed by a Canadian Schedule I chartered bank, major Canadian trust company or medallion guaranteed by a member of a recognized medallion guarantee program.

3.

If the Exercise Form is signed by a Warrant Agent, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a judiciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Corporation.

4.

If the Special Warrants represented by this Special Warrant Certificate are exercised by the Holder prior to the Passport System Decision Document being issued, the Common Shares shall be subject to hold periods under applicable securities legislation and may be endorsed with legends to that effect.

SCHEDULE B

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	EXETER RESOURCE CORPORATION
AND TO:	COMPUTERSHARE INVESTOR SERVICES INC. as registrar and transfer agent

The undersigned:

(1) acknowledges that the sale of the securities of Exeter Resource Corporation (“Exeter”) to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and

(2) certifies that:

(a)	the undersigned is not an “affiliate” of Exeter (as that term is defined in Rule 405 under the U.S. Securities Act);
(b)

the offer of such securities was not made to a person in the United States and either (i) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (ii) the transaction was executed on or through the facilities of the TSX Venture Exchange or another designated offshore market (within the meaning of Regulation S under the U.S. Securities Act), and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States;

(c)

neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as that term is defined in Regulation S under the U.S. Securities Act) in the United States in connection with the offer and sale of such securities;

(d)

the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as that term is defined in Rule 144(a)(3) under the U.S. Securities Act);

(e)	the seller does not intend to replace such securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities; and
(f)

the contemplated sale is not a transaction, or part of a series of transactions, which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration requirements of the U.S. Securities Act.

Dated: __________________________________

By:___________________________________

Name:_________________________________

Title:__________________________________

SCHEDULE C

FEE SCHEDULE

EXETER RESOURCE CORPORATION

WARRANTS – MARCH 2008

INITIAL SERVICES FEE – Due and payable at Closing

Fee for all usual preliminary services performed in connection with the creation of the issue, including examination of the draft Warrant Indenture and other underlying support documents; communications and discussions with counsel regarding our comments on various drafts and other pertinent closing documents; the review and approval of all other essential documents and our services to a maximum of three hours in connection with one Closing:	$3,500.00

If applicable, all professional services rendered in excess of three hours at the Closing will be at a rate of $275 per hour per person and at a rate of 1.5 x $275 per hour per person outside of normal business hours and all professional services rendered by a Corporate Trust Officer in a branch other than Vancouver will be subject to the same rates subject to a minimum fee of $750.00.

ANNUAL ADMINISTRATION FEE – Due and payable at Closing

Fee for the administration of the Warrants:	$3,000.00

per Annum or part thereof

MAINTENANCE OF REGISTER – Due and payable at Closing

For maintaining the register(s) of holders in Vancouver as main agent	$500.00 per Register per Location

and Toronto as co-agent:	per Annum or part thereof

CERTIFICATE FEES

Certification & Registration of Warrants:	$10.00 per certificate

Transfer/Re-registration of Warrants:	$25.00 per certificate

Exercise of Warrants:	$50.00 per certificate

Cancellation of Warrant:	$10.00 per certificate

SPECIAL SERVICES

For services rendered in respect of additional closings, mailings, reorganizations, disputes, Warrantholders’ meetings, default or jeopardy situations, execution of supplementals or amendments, review of legended transfers, or any other acceleration of, or additional services not specified herein, charges will be determined by analysis and appraisal of the services rendered by the Warrant Agent based on time, effort and responsibility. If applicable, all professional services rendered in connection with the aforementioned will be at a rate of $275.00 per hour per person and 1.5 x $275 per hour per person outside of normal business hours.

All fees quoted are in Canadian currency.

The foregoing fees are exclusive of all applicable taxes and of reasonable legal and reasonable out-of-pocket expenses incurred by Computershare in connection with this arrangement. Fees quoted are subject to revision if warranted by changes in economic conditions during the term of the Warrant Indenture. Fees are also subject to revision based on time, effort and responsibility should the factors on which these fees have been based subsequently change. Interest will be charged on overdue accounts.

This fee quote was prepared without the benefit of our receipt and detailed review of the governing legal documentation, and is therefore subject to change should our review of same disclose duties or responsibilities which we have not anticipated. Please be advised that in the event you should decide to appoint Computershare and we should have less than 5 business days to review the documentation, rush fees for the review of the documentation will apply. In addition, in the event that we commence a detailed review of documentation and the transaction does not close, an appropriate fee based on time and effort will be charged, at the rate of $275.00 per hour, subject to a minimum fee of $1,500.00. Please note that the acceptance of our schedule of fees should not be construed as our acceptance of the appointment as this can only occur upon our review of the draft agreement, settlement of its terms to our mutual satisfaction, and receipt of all required information and documentation necessary for us to comply with any applicable anti-money laundering and anti-terrorism regulation, policy or guideline.

Please note that we will require in advance of closing a cheque payable to Computershare Trust Company of Canada covering payment for our Initial Services Fee plus the first year’s Annual Retainer Fee, plus GST on these fees.

Should you decide to appoint Computershare Trust Company of Canada, kindly acknowledge your acceptance of our Schedule of Fees by signing and returning a copy of this fee schedule to our office. In the event that we do not receive confirmation of the acceptance of our fees, receipt by Computershare of any documents for review shall be considered acceptance by you of our fee schedule.

Confidentiality

Exeter Resources Corporation acknowledges and agrees that the fees of Computershare are confidential information. As such, the client agrees not to disclose any such fees to any third party without Computershare’s prior written consent, save and except as required or otherwise compelled by law.

ACCEPTED AND ACKNOWLEDGED this ____ day of ____________________, 2008

EXETER RESOURCE CORPORATION

Per: _____________________________

Authorized Signatory